SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended September 30, 2001


                                    BP p.l.c.
                 (Translation of registrant's name into English)


          BRITANNIC HOUSE, 1 FINSBURY CIRCUS, LONDON, EC2M 7BA, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F    |X|               Form 40-F
                       ------------------             ------------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                   Yes                             No      |X|
                       ------------------             ------------------


THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-9790) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-65996) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-39075) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-20338) OF BP AMERICA INC. AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 33-29102) OF THE STANDARD OIL COMPANY AND BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 33-21868) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9020) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-9798) OF BP p.l.c., THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-79399) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-34968) OF BP p.l.c., AND THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-67206) OF BP p.l.c., AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Page 2
                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS

GROUP RESULTS JANUARY - SEPTEMBER 2001

                                                               Three months ended       Nine months ended
                                                                   September 30          September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------

  Turnover                                         - $m      43,580        42,631   137,401       103,500
  Total replacement cost operating profit          - $m       3,757         4,695    14,228        12,993
  Replacement cost profit before exceptional items - $m       2,355         2,947     8,824         8,415
  Replacement cost profit for the period           - $m       2,345         2,807     9,018         8,171
  Historical cost profit for the period            - $m       1,940         3,351     8,415         9,460
  Profit per Ordinary Share                        - cents     8.66         14.85     37.48         44.32
  Dividends per Ordinary Share                     - cents     5.50          5.25     16.25         15.25

(a) For further information on replacement cost profit see Note 6 of Notes to Consolidated Financial Statements

The following discussion should be read in conjunction with the consolidated financial statements provided elsewhere in this Form 6-K and with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP p.l.c.'s Annual Report on Form 20-F for the year ended
December 31, 2000. Comparative figures for the three months and nine months ended September 30, 2000 have been restated to reflect the transfer of BP's North American NGL business from Refining and Marketing to Gas and Power.

The changes in turnover for the third quarter reflect significant increases in Gas and Power due to higher gas sales volumes, partially offset by the effect of lower oil and gas prices in Exploration and Production. Turnover for the nine months also reflects the inclusion of ARCO for the whole of the nine months in 2001, compared to around six months (from April 14) in 2000, the acquisition of Burmah Castrol from July 7, 2000 and the consolidation of the European fuels business with effect from August 1, 2000.

Replacement cost profit before exceptional items (which excludes inventory holding gains and losses) was $2,355 million for the three months ended September 30, 2001, compared with $2,947 million for the equivalent period of 2000. These results are after charging special items of $122 million ($91 million after tax) for the three months ended September 30, 2001, and $392 million ($289 million after tax) for the equivalent period of 2000. The results for the three months ended September 30, 2001 and 2000 are also after charging acquisition amortization of $603 million and $560 million, respectively.
Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The special charges for the three months ended September 30, 2001 comprised in Refining and Marketing, Castrol integration costs of $112 million, in Chemicals, Erdolchemie rationalization costs of $8 million and a bond redemption charge of $2 million. Those for the corresponding period of 2000 related to ARCO, Vastar and Castrol integration costs, rationalization costs post the BP/Amoco merger, and an asset writedown.

For the nine months ended September 30, 2001, the replacement cost profit before exceptional items was $8,824 million, up from $8,415 million in 2000. The results for 2001 are after charging special items of $344 million ($250 million after tax) and acquisition amortization of $1,900 million. The results for 2000 include special charges of $1,032 million ($761 million after tax), and acquisition amortization of $937 million.

The historical cost profit for the three months ended September 30, 2001 was $1,940 million after inventory holding losses of $405 million and including net exceptional gains of $184 million ($10 million charge after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations. For the equivalent period of 2000 there was a profit of $3,351 million including inventory holding gains of $544 million, and net exceptional gains of $138 million ($140 million charge after tax) in respect of net profits on the sale of fixed assets and businesses and termination of operations.

For the nine months ended September 30, 2001, the historical cost profit was $8,415 million, after inventory holding losses of $603 million and including net exceptional gains of $573 million ($194 million after tax) in respect of net profits on sale of fixed assets and businesses and terminations of operations. For the nine months ended September 30, 2000, the historical cost profit was $9,460 million, including inventory holding gains of $1,289 million and net exceptional gains of $142 million ($244 million charge after tax) in respect of net profits on sale of fixed assets and businesses and terminations of operations.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

Net taxation, other than production taxes, charged for the three months ended September 30, 2001 was $1,212 million compared with $1,554 million in the equivalent period last year. The third quarter 2001 included a tax charge of $194 million in respect of exceptional items compared with a tax charge of $278 million for the third quarter of 2000. The effective tax rate on replacement cost profit before exceptional items was 30% for the three months ended September 30, 2001 and 32% for the nine months, compared with 29% and 28% for the equivalent period of 2000. The increase in the tax rate for the third quarter is primarily due to the non-availability of prior year tax credits in 2001. For the nine months, the non-deductibility for tax purposes of the acquisition amortization was also a factor as 2001 includes a full nine months of acquisition amortization compared to around six months (from April 14) in 2000.

Interest expense for the three months ended September 30, 2001 was $369 million (including $2 million relating to a bond redemption charge) compared with $460 million in the equivalent period of 2000 reflecting lower interest rates. For the nine months ended September 30, 2001 interest expense was $1,256 million (including $62 million relating to bond redemption charges) compared to $1,159 million a year ago, reflecting inclusion of ARCO for the full nine months of 2001 compared to around six months in 2000, partly offset by lower interest rates.

Net cash inflow for the three months ended September 30, 2001 was $0.9 billion, compared with an outflow of $2.4 billion for the equivalent period of 2000. The third quarter of 2000 included an outflow of $5.1 billion net of cash acquired, related to the acquisition of Burmah Castrol and the minority interest in Vastar. In the third quarter of 2001, lower operating cash flow and higher capital expenditure net of divestment proceeds were partly offset by lower tax payments due to phasing effects. For the first nine months of 2001, net cash inflow was $2.0 billion compared with a net cash inflow of $5.4 billion in the same period in 2000. For the nine months ended September 30, 2001 the overall decreased cash flow is primarily driven by higher capital expenditure and significantly lower divestment proceeds (the second quarter of 2000 included the proceeds from the sale of the ARCO Alaska assets).

Capital expenditure and acquisitions in the third quarter and nine months of 2001 were $3.4 billion and $9.7 billion, respectively. Expenditure for the nine months of 2001 included the acquisition of Bayer's 50% interest in Erdolchemie. Excluding acquisitions, capital expenditure for the third quarter and nine months of 2001 was $3.3 billion and $9.1 billion, up $0.7 billion and $2.4 billion, respectively, on the corresponding periods in 2000. For the three months and nine months ended September 30, 2000 capital expenditure and acquisitions were $9.6 billion and $15.1 billion, respectively. Expenditure for the three months and nine months ended September 30, 2000 included the acquisition of Burmah Castrol, the Mobil share of the European Joint Venture and the minority interest in Vastar, and in addition for the nine months ended September 30, 2000 a 2.2% interest in PetroChina. Excluding the effect of these acquisitions, capital expenditure for the third quarter and nine months of 2000 was $2.6 billion and $6.7 billion, respectively. BP expects total capital expenditure for 2001 to be approximately $13 billion excluding acquisitions.

Net debt at September 30, 2001 was $18.5 billion. The ratio of net debt to net debt plus equity was 19% compared to the 20% rate at June 30, 2001 and 21% at December 31, 2000. After adjusting for the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions, the ratio of net debt to net debt plus equity was 24% at September 30, 2001 compared with 25% at June 30, 2000 and 27% at December 31, 2000.

BP believes that, taking into account the substantial amounts of undrawn borrowing facilities available, the Group has sufficient working capital for foreseeable requirements.

The return on average capital employed for the three months ended September 30, 2001 was 11% compared with 14% for the equivalent period of 2000. For the nine months ended September 30, 2001, the return on average capital employed was 14%. For further information on the return on average capital employed calculation see Note 12 of Notes to Consolidated Financial Statements.

BP purchased for cancellation approximately 49 million of its own shares during the third quarter of 2001 at a cost of $400 million. Total share purchases over the nine months to September 30, 2001 amounted to approximately 140 million at a cost of $1,182 million.

BP announced a third quarterly dividend for 2001 of 5.50 cents per ordinary share. Holders of ordinary shares will receive 3.805 pence per share and holders of American Depositary Receipts (ADRs) $0.33 per ADS. The dividend for the nine months was 16.25 cents per share, up 7%, which is equivalent to 11.381 pence per share, up 12% over last year. The dividend is payable on December 10, 2001 to shareholders on the register on November 16, 2001. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility in the US Direct Access Plan will receive the dividend in the form of shares on December 10, 2001.

BP intends to continue to pay dividends in the future of around 50% of its replacement cost profit before exceptional items after adjusting for special items and acquisition amortization, adjusted to mid-cycle business conditions. Mid-cycle conditions are our best estimate of likely average prices and margins over the long term.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


Owing to the significant acquisitions that took place in 2000, in addition to its reported results, BP is presenting pro forma results adjusted for special items in order to enable shareholders to assess current performance in the context of BP's past performance and against that of its competitors. The pro forma result, adjusted for special items, has been derived from BP's UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure.

                                                                                           Pro forma
Reconciliation of reported                                                                    result
profit (loss) to pro forma result                      Acquisition      Special         adjusted for
adjusted for special items               Reported     amortization(a)     items(b)     special items
                                        ---------     ------------      -------        -------------
                                                           ($ million)
Three months ended September 30, 2001
Exploration and Production                  2,641              429            -                3,070
Gas and Power                                 130                -            -                  130
Refining and Marketing                      1,003              174          112                1,289
Chemicals                                     105                -            8                  113
Other businesses and corporate               (122)               -            -                 (122)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit           3,757              603          120                4,480
Interest expense                             (369)               -            2                 (367)
Taxation                                   (1,018)               -          (31)              (1,049)
Minority shareholders' interest               (15)               -            -                  (15)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before              2,355              603           91                3,049
  exceptional items                     ---------       ==========    =========            ---------
   per ordinary share (cents)               10.50                                              13.60
                                        =========                                          =========


Three months ended September 30, 2000
Exploration and Production                  3,552              412          192                4,156
Gas and Power                                 132                -            -                  132
Refining and Marketing                        964              185          110                1,259
Chemicals                                     263                -            4                  267
Other businesses and corporate               (216)               -           86                 (130)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit           4,695              597          392                5,684
Interest expense                             (460)               -            -                 (460)
Taxation                                   (1,276)               -         (103)              (1,379)
Minority shareholders' interest               (12)             (37)           -                  (49)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before              2,947              560          289                3,796
  exceptional items                     ---------       ==========    =========            ---------
   per ordinary share (cents)               13.04                                              16.91
                                        =========                                          =========


---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the third quarter 2001 comprise Castrol integration costs, Erdolchemie rationalization costs and a bond redemption charge. The special items for the third quarter 2000 comprise ARCO, Vastar and Castrol integration costs, rationalization costs post the BP/Amoco merger, and an asset writedown.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

                                                                                           Pro forma
Reconciliation of reported                                                                    result
profit (loss) to pro forma result                      Acquisition      Special         adjusted for
adjusted for special items               Reported     amortization(a)     items(b)     special items
                                        ---------     ------------      -------        -------------
                                                           ($ million)
Nine months ended September 30, 2001
Exploration and Production                10,762             1,362            -               12,124
Gas and Power                                415                 -            -                  415
Refining and Marketing                     3,233               538          274                4,045
Chemicals                                    195                 -            8                  203
Other businesses and corporate              (377)                -            -                 (377)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit         14,228             1,900          282               16,410
Interest expense                          (1,256)                -           62               (1,194)
Taxation                                  (4,101)                -          (94)              (4,195)
Minority shareholders' interest              (47)                -            -                  (47)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before             8,824             1,900          250               10,974
  exceptional items                     ---------       ==========    =========            ---------
   per ordinary share (cents)              39.30                                               48.88
                                        =========                                          =========


Nine months ended September 30, 2000
Exploration and Production                 9,774               761          475               11,010
Gas and Power                                388                 -            -                  388
Refining and Marketing                     2,731               255          251                3,237
Chemicals                                    842                 -           54                  896
Other businesses and corporate              (742)                -          252                 (490)
                                        ---------       ----------    ---------            ---------
Replacement cost operating profit         12,993             1,016        1,032               15,041
Interest expense                          (1,159)                -            -               (1,159)
Taxation                                  (3,344)                -         (271)              (3,615)
Minority shareholders' interest              (75)              (79)           -                 (154)
                                        ---------       ----------    ---------            ---------
Replacement cost profit before             8,415               937          761               10,113
  exceptional items                     ---------       ==========    =========            ---------
   per ordinary share (cents)              39.42                                               47.38
                                        =========                                          =========

---------------

(a) Acquisition amortization refers to depreciation relating to the fixed asset revaluation adjustment and amortization of goodwill consequent upon the ARCO and Burmah Castrol acquisitions in 2000.

(b) The special items refer to non-recurring charges and credits. The special items for the nine months 2001 comprise Castrol integration costs, Erdolchemie rationalization costs and a bond redemption charge. The special items for the nine months 2000 comprise ARCO, Vastar and Castrol integration costs, rationalization costs post the BP/Amoco merger, and an asset writedown.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OPERATING INFORMATION

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
Crude oil and natural gas liquids production
(thousand barrels per day), (net of royalties)
   UK                                                      457           521       480           540
   Rest of Europe                                           96            86        95            89
   USA                                                     741           691       735           730
   Rest of World                                           589           604       592           568
                                                       -------       -------   -------       -------
Total crude oil and liquids production                   1,883         1,902     1,902         1,927
                                                       =======       =======   =======       =======

Natural gas production (million cubic feet per day),
(net of royalties)
   UK                                                    1,305         1,340     1,713         1,571
   Rest of Europe                                          139           104       143           129
   USA                                                   3,577         3,362     3,531         2,950
   Rest of World                                         3,298         2,991     3,200         2,619
                                                       -------       -------   -------       -------
Total natural gas production                             8,319         7,797     8,587         7,269
                                                       =======       =======   =======       =======

Total production (a)
(thousand barrels of oil equivalent per day),
(net of royalties)
   UK                                                      682           752       775           811
   Rest of Europe                                          120           104       120           111
   USA                                                   1,358         1,271     1,344         1,239
   Rest of World                                         1,157         1,119     1,144         1,019
                                                       -------       -------   -------       -------
Total production                                         3,317         3,246     3,383         3,180
                                                       =======       =======   =======       =======

Natural gas sales volumes (million cubic
feet per day)
   UK                                                    2,170         2,289     2,682         2,360
   Rest of Europe                                          170           151       207           162
   USA                                                   8,692         6,845     8,403         5,960
   Rest of World                                         7,331         5,535     7,191         4,916
                                                       -------       -------   -------       -------
Total natural gas sales volumes (b)                     18,363        14,820    18,483        13,398
                                                       =======       =======   =======       =======

NGL sales volumes (thousand barrels per day)
   UK                                                        -             -         -             -
   Rest of Europe                                            -             -         -             -
   USA                                                     233           195       220           149
   Rest of World                                           162           171       180           179
                                                       -------       -------   -------       -------
Total NGL sales volumes                                    395           366       400           328
                                                       =======       =======   =======       =======

---------------

(a) Expressed in thousand barrels of oil equivalent per day (mboe/d). Natural gas is converted to oil equivalent at 5.8 billion cubic feet: 1 million barrels.

(b) Encompasses sales by Exploration and Production and Gas and Power, including marketing, trading and supply sales.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OPERATING INFORMATION

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
Oil sales volumes (thousand barrels per day)
Refined products
   UK                                                      269           276       266           242
   Rest of Europe                                        1,058           981     1,055           843
   USA                                                   1,863         1,911     1,897         1,719
   Rest of World                                           612           489       599           461
                                                       -------       -------   -------       -------
   Total marketing sales                                 3,802         3,657     3,817         3,265
   Trading/supply sales                                  2,744         1,843     2,308         1,845
                                                       -------       -------   -------       -------
   Total refined product sales                           6,546         5,500     6,125         5,110
Crude oil                                                4,680         5,725     4,431         6,164
                                                       -------       -------   -------       -------
Total oil sales                                         11,226        11,225    10,556        11,274
                                                       =======       =======   =======       =======

Refinery throughputs (thousand barrels per day)
   UK                                                      414           359       347           302
   Rest of Europe                                          646           627       654           560
   USA                                                   1,568         1,765     1,578         1,637
   Rest of World                                           375           362       379           359
                                                       -------       -------   -------       -------
Total throughput                                         3,003         3,113     2,958         2,858
                                                       =======       =======   =======       =======

Chemicals production (thousand tonnes)
   UK                                                      804           779     2,333         2,304
   Rest of Europe                                        2,164         1,680     5,648         5,012
   USA                                                   2,299         2,438     6,664         7,619
   Rest of World                                           703           591     2,023         1,745
                                                       -------       -------   -------       -------
Total production                                         5,970         5,488    16,668        16,680
                                                       =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

DETAILED REVIEW OF BUSINESSES (EXCLUDING EXCEPTIONAL ITEMS)

EXPLORATION AND PRODUCTION

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                   - $m        6,335         8,195    22,893        21,977
  Total replacement cost operating profit    - $m        2,641         3,552    10,762         9,774
    Results included:
  Exploration expense                        - $m           86           143       336           442

  Key Statistics:
  Average prices   :Crude oil (a)            - $/bbl     23.08         27.84     24.22         26.13
  realized by BP
                   :Natural gas              - $/mcf      2.49          3.01      3.66          2.57

  Brent oil price                            - $/bbl     25.30         30.42     26.14         28.07
  West Texas intermediate oil price          - $/bbl     26.72         31.71     27.77         29.84
  Henry Hub gas price (b)                    - $/mmBtu    2.93          4.27      4.88          3.41


---------------

(a)   Crude oil and natural gas liquids
(b)   Henry Hub First of the Month Index


Total replacement cost operating profit for the three months and nine months ended September 30, 2001 were $2,641 million and $10,762 million, respectively. This compares with $3,552 million and $9,774 million for the corresponding periods in 2000. Significantly lower oil and gas prices are reflected in both turnover and replacement cost operating profit for the third quarter 2001. The turnover and replacement cost operating profit results for the nine months ended September 30, 2001 also reflect the inclusion of ARCO and other portfolio changes for the whole nine months, compared to only around six months (from April 14) for the same period in 2000. Lower exploration expense reflects a more focused exploration programme and lower write-offs in 2001. In addition, the results are after charging depreciation and amortization arising from the fixed asset revaluation adjustment and goodwill consequent upon the ARCO acquisition of $429 million for the three months and $1,362 million for the nine months ended September 30, 2001. For the equivalent periods in 2000, the amounts were $412 million and $761 million, respectively. Special items in the three months ended September 30, 2000 principally comprised ARCO and Vastar integration costs and an asset write-down. The special items for the nine months ended September 30, 2000 also included the settlement of a lawsuit.

Total hydrocarbon production for the third quarter was up 2% on the third quarter of 2000, with natural gas up 7% and liquids broadly flat. On a consistent current portfolio basis, total hydrocarbon production increased by around 3% over a year ago. Crude oil production from the deepwater Gulf of Mexico increased by 25% as new capacity continues to be added. The increase in natural gas resulted from strong output growth in our joint venture in Argentina, up 40%, and in North America, up 6%. For the first nine months of 2001, total production was up 6% with natural gas up 18%. On a consistent current portfolio basis the total hydrocarbon production increase for the nine months was 1%.

In support of continued growth, capital expenditure during the quarter was $2.4 billion, 31% higher than the same quarter a year ago, and $6.7 billion for the nine months, up 58% on a year ago. BP approved the Clair development (BP 28.6% and operator) in the UK Continental Shelf, and agreed with its partners to invest $940 million to develop the field. Other developments approved were Jasmin, a Girassol satellite offshore Angola, and the first stage of the Cuenca Marina Austral field in Argentina. In early November, the third phase of Schiehallion, west of Shetland was also approved.

                                 BP p.l.c. AND SUBSIDIARIES
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS - continued

GAS AND POWER

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                    - $m       9,241         5,481    31,756        12,460
  Total replacement cost operating profit     - $m         130           132       415           388


On January 1, 2001, the natural gas liquids (NGL) business located in North America was moved to Gas and Power from Refining and Marketing. Comparative information has been restated.

The increase in turnover for the third quarter and nine months of 2001 is primarily due to higher sales volumes in the natural gas marketing and trading business. The replacement cost operating profit for the third quarter and nine months was $130 million and $415 million, respectively, compared with $132 million and $388 million a year ago. In the third quarter, natural gas marketing and trading performance has improved on the back of a continued increase in activity with gas sales volumes up 24% on a year ago. This has largely offset the effect of lower margins in the NGL business. The nine months profit reflected improved marketing and trading performance, partly offset by a reduction in the NGL result.

In September, BP announced that it had agreed to purchase a set of natural gas marketing and trading assets from TransCanada PipeLines Limited, subject to regulatory approval in Canada. This acquisition will reinforce BP's position as a leader in the North American energy marketing and merchant business.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued


REFINING AND MARKETING

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                     - $m     30,925        31,311    93,705        75,175
  Total replacement cost operating profit      - $m      1,003           964     3,233         2,731
  Global Indicator Refining                    - $/bbl    3.83          4.83      4.62          3.99
  Margin (a)

---------------

(a) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.


Turnover for the nine months primarily reflects the inclusion of ARCO for the whole of the nine months in 2001, compared to around six months (from April 14) in 2000, the acquisition of Burmah Castrol on July 7, 2000 and the consolidation of the European fuels business with effect from August 1, 2000.

The replacement cost operating profit for the three months and nine months ended September 30, 2001 was $1,003 million and $3,233 million, respectively. This compares with $964 million and $2,731 million for the equivalent periods in 2000. The results include acquisition amortization of $174 million and $538 million for the three months and nine months ended September 30, 2001. For the equivalent periods in 2000 the acquisition amortization was $185 million and $255 million, respectively. Special items for the three months and nine months ended September 30, 2001 were $112 million and $274 million, respectively. The special items comprised Castrol integration costs. Specials for the nine months also include rationalization costs in the European downstream commercial business. Specials for the nine months also include rationalization costs in the European downstream commercial business. Special items in the three months and nine months ended September 30, 2000 comprised rationalization costs post the BP/Amoco merger, ARCO and Burmah Castrol integration costs and litigation costs.

The main drivers of the improvement on the corresponding quarter last year were higher retail margins and volumes. Retail margins reflected lower wholesale prices in several regions. Refining margins were volatile throughout the quarter and were down $1 per barrel versus the prior year as particularly strong US Midwest refining margins only partially offset lower refining margins in other areas. The nine months result benefited from higher refining margins and volume improvements compared to a year ago.

Third quarter refinery throughputs decreased by 3.5% compared to a year ago as a result of the impact of refinery disposals, which more than offset underlying throughput increases (for the nine months throughput increased by 3% over the same period in 2000). Third quarter marketing sales increased by 4% compared to a year ago (the nine months ended September 30, 2001 showed a 17% increase over the same period in 2000) and store sales were up 7% in the third quarter reflecting the consolidation of the European fuels business and the increasing number of BP Connect stores. We are on track to deliver our unit cost reduction target of 2.5% in 2001.

The roll-out of BP Connect continued during the quarter with over 230 BP Connect stores now open in the UK, USA, Australia and New Zealand. BP's leadership position in clean fuels continues to grow as BP is now providing clean fuels to 76 cities.

In September 2001, BP completed the sale of its Salt Lake City, Utah, and Mandan, North Dakota, refineries in the USA.

                                 BP p.l.c. AND SUBSIDIARIES
              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS - continued


CHEMICALS

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                                     - $m      3,272         2,798     9,034         8,493
  Total replacement cost operating profit      - $m        105           263       195           842
  Chemicals Indicator Margin (a)               - $/te      110(b)        128       107(b)        130

---------------

(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins reflecting industry supply/demand conditions. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. The products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, speciality intermediates, and the remaining parts of the solvents and acetyls businesses. This quarter the margin indicator has been adjusted to reflect the Erdolchemie purchase and the impact of recently divested businesses. Prior quarters have been restated.

(b) Provisional. The data for the quarter and nine months is based on two months' and eight months' actual data, respectively, and one month of provisional data.

Increased turnover for the third quarter and the nine months primarily reflects the inclusion of 100% of Erdolchemie results in 2001. Chemicals' replacement cost operating profit for the three months and nine months ended September 30, 2001 was $105 million and $195 million, respectively, after special charges of $8 million related to Erdolchemie rationalization. For the corresponding periods in 2000 the replacement cost operating profit was $263 million and $842 million, after special charges of $4 million and $54 million, respectively. The third quarter result was a decrease of $158 million over the equivalent quarter in 2000. The lower result was caused by a deterioration in the trading environment associated with weaker economic growth. The nine months result was significantly lower than a year ago due to the poor margin environment, higher restructuring costs and the effect of unscheduled shutdowns.

Third quarter production of 5,970kte is 9% above the same quarter of 2000. This record production benefits from full ownership of Erdolchemie for the whole quarter and restored operations at three major cracker sites. Production for the first nine months of 2001 is flat compared to 2000.

BP continues to progress the restructuring programme, announced in August, which is fundamental to its chemicals business. This is designed to lower significantly the business' cost structure and to focus its portfolio. Actions taken during the third quarter included announcement of the cessation of production of polybutenes and panasols at Texas City in the USA and of butyl acetate at Hull, England. We also announced the closure of our low-density polyethylene manufacturing operation at Wilton, England. The third quarter and nine months results include $27 million and $67 million, respectively, of restructuring costs, in addition to the special item relating to Erdolchemie.

In early November, BP completed its deal with Solvay, originally announced in late 2000. This deal will significantly strengthen BP's polyolefins business in Europe and in the USA. As a result of the deal BP has added Solvay's global polypropylene business to its existing business and the two companies have combined their high-density polyethylene businesses into two joint ventures - BP Solvay Polyethylene Europe (50% BP, 50% Solvay) and BP Solvay Polyethylene North America (49% BP, 51% Solvay). BP has also transferred its non-core engineering polymers business to Solvay.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - continued

OTHER BUSINESSES AND CORPORATE

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Turnover                              - $m               204           106       567           198
  Replacement cost operating profit     - $m              (122)         (216)     (377)         (742)


Other Businesses and Corporate comprises Finance, BP Solar, the Group's coal asset, aluminium asset, its investments in PetroChina and Sinopec, interest income and costs relating to corporate activities.

Replacement cost operating loss for the three months and nine months ended September 30, 2001 was $122 million and $377 million, respectively. This compares with $216 million and $742 million for the corresponding periods in 2000. There were special items of $86 and $252 million in the third quarter and nine months of 2000, respectively, relating primarily to rationalization costs post the BP Amoco merger and ARCO integration costs. There were no special items for the three months and nine months ended September 30, 2001.

BP Solar production for the nine months ended September 30, 2001 was 25% higher than a year ago. A total of 38 megawatts of solar panel generating capacity was sold in the nine months ended September 30, 2001.



EXCEPTIONAL ITEMS

                                                          Three months ended       Nine months ended
                                                             September 30            September 30
                                                              (Unaudited)            (Unaudited)
                                                          2001          2000      2001          2000
                                                          ------------------      ------------------
  Profit (loss) on sale of fixed assets and
    businesses and termination of operations     - $m      184           138       573           142
  Taxation credit (charge)                       - $m     (194)         (278)     (379)         (386)
                                                       -------       -------   -------        ------
  Exceptional items after taxation               - $m     (10)          (140)      194          (244)
                                                       -------       -------   -------        ------

Exceptional items for the three months ended September 30, 2001 include profit from the sale of the Salt Lake City and Mandan refineries in the USA and losses associated with the closure of certain chemical operations. Exceptional items for the nine months ended September 30, 2001 also include profit on the sale of the Kashagan discovery in Kazakhstan, loss on the sale of the Carbon Fibers business in the USA, and profit on the sale of the Alliance Refinery pipeline system. Exceptional items for the three months ended September 30, 2000 primarily represent the profit on sale of the Alliance Refinery. In addition, exceptional items for the nine months ended September 30, 2000 include the profit on sale of BP's interest in Altura Energy, the losses on sale of certain Venezuelan upstream interests and the subvention of Singapore Aromatics Company bank loans.

OUTLOOK

Oil prices have softened as demand has weakened, particularly for aviation fuel, after the tragic events of 11 September, while OPEC has continued to produce beyond its quotas. The critical issue, as we look forward, is whether OPEC will curb that output sufficiently to pull the crude price back within its target range.

US natural gas prices have settled at more normal levels, though we should expect the usual seasonal variations. Refining margins continue to show significant regional differences but, overall, are likely to be down on last year because of lower product demand. Retail margins have benefited recently from falling product prices, but chemicals margins look set to stay pretty flat due to weakening demand and excess capacity.

While the climate is unsettled, the world is still open for business. For our part we are intensifying our focus on cost and investment discipline to ensure we sustain underlying performance, keep growth fully profitable and maintain our robust financial health. Production growth remains on target, at a very competitive level.

                           BP p.l.c. AND SUBSIDIARIES
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                        RESULTS OF OPERATIONS - concluded

RECENT DEVELOPMENTS

BP announced on November 13, 2001 that it will restructure operations at the Company's Grangemouth refining and petrochemical complex in Scotland. The move is part of a series of initiatives and investments to radically improve the plant's ability to compete in an increasingly difficult international refining and chemicals environment. It will lead to the loss of up to 1,000 jobs over the next two years.

The decision follows a fundamental ten-week review of the site's organisation, asset structure and, most particularly, its financial performance, which has been severely impacted by the economic downturn, unprecedentedly depressed chemicals markets, and a series of operational problems.

The reorganization will streamline Grangemouth's three main businesses - refining, petrochemicals and the Forties pipeline terminal - into a single organization, designed to simplify site operations while increasing reliability and efficiency.

FORWARD-LOOKING STATEMENTS

In order to utilize the 'Safe Harbor' provisions of the United States Private Securities Litigation Reform Act of 1995, BP is providing the following cautionary statement. The foregoing discussion, in particular, although not limited to, the statements under `Outlook', with regard to trends in the trading environment, oil and gas prices, refining, marketing, NGL and chemicals margins, inventory and product stock levels, supply capacity, capital expenditure, working capital, profitability, results of operation, dividend payments liquidity or financial position and statements regarding our targets are all forward-looking in nature. Forward-looking statements are identified by such phrases as `will', `expects', `is expected to', `may', `is likely to', `intends' and `believes'. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and are outside the control of BP. Actual results may differ materially from those expressed in such statements, depending on a variety of factors, including the specific factors identified in the discussions accompanying such forward-looking statements; future levels of industry product supply, demand and pricing; political stability and economic growth in relevant areas of the world; development and use of new technology and successful partnering; the actions of competitors; natural disasters and other changes to business conditions; and other factors discussed elsewhere in this report. In addition to factors set forth elsewhere in this report, the factors set forth above are important factors, although not exhaustive, that may cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Additional information, including information on factors which may affect BP's business, is contained in BP's Annual Report and Accounts for 2000 and in the Annual Report on Form 20-F for 2000 filed with the US Securities and Exchange Commission.

2001 DIVIDENDS

On November 6, 2001, BP p.l.c.  announced a third quarterly dividend for 2001 of
5.5 cents per ordinary share of 25 cents (ordinary shares), representing $0.33 per American Depositary Share (ADS) amounting to $1,232 million in total. The record date for qualifying US resident holders of American Depositary Shares as well as holders of ordinary shares was November 16, 2001, with payment to be made on December 10, 2001.

The dividend payable on December 10, 2001 entitles qualifying US ADS shareholders to a refund of the 1/9th UK tax credit (approximately $0.037) attaching to the dividend less a UK withholding tax limited to the amount of the tax credit. The effect of these arrangements for ADS holders is currently a cash payment of $0.330, a gross dividend for tax purposes of $0.367 and a potential tax credit of $0.037 per ADS.

There is a Dividend Reinvestment Plan whereby holders of ordinary shares can elect to reinvest the net cash dividend in shares purchased on the London Stock Exchange. This plan is not available to any person resident in the USA or Canada, or in any jurisdiction outside the UK where such an offer requires compliance by the Company with any governmental or regulatory procedures or any similar formalities. A dividend reinvestment facility is, however, available for holders of ADSs through the Direct Access Plan of Morgan Guaranty Trust Company of New York. Participants in the Dividend Reinvestment Plan or the dividend reinvestment facility included in the US Direct Access Plan will receive the dividend in the form of shares on December 10, 2001.

                           BP p.l.c. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF INCOME

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                 ($ million, except per share amounts)

Turnover - Note 3                                            43,886        44,862   138,275       116,980
Less: joint ventures                                            306         2,231       874        13,480
                                                            -------        ------   -------       -------
Group turnover                                               43,580        42,631   137,401       103,500

Replacement cost of sales                                    36,994        35,365   114,444        84,689
Production taxes - Note 4                                       337           511     1,353         1,497
                                                            -------        ------   -------       -------
Gross profit                                                  6,249         6,755    21,604        17,314
Distribution and administration expenses                      2,865         2,466     8,419         5,660
Exploration expense - Note 5                                     86           143       336           442
                                                            -------        ------   -------       -------
                                                              3,298         4,146    12,849        11,212
Other income                                                    179            73       486           533
                                                            -------        ------   -------       -------
Group replacement cost operating profit                       3,477         4,219    13,335        11,745
Share of profits of joint ventures                              125           283       352           716
Share of profits of associated undertakings                     155           193       541           532
                                                            -------        ------   -------       -------
Total replacement cost operating profit - Notes 6 & 7         3,757         4,695    14,228        12,993
Profit (loss) on sale of fixed assets and businesses
and termination of operations - Note 8                          184           138       573           142
                                                            -------        ------   -------       -------
Replacement cost profit before interest and tax - Note 6      3,941         4,833    14,801        13,135
Inventory holding gains (losses) - Note 9                      (405)          544      (603)        1,289
                                                            -------        ------   -------       -------
Historical cost profit before interest and tax                3,536         5,377    14,198        14,424
Interest expense - Note 10                                      369           460     1,256         1,159
                                                            -------        ------   -------       -------
Profit before taxation                                        3,167         4,917    12,942        13,265
Taxation - Note 11                                            1,212         1,554     4,480         3,730
                                                            -------        ------   -------       -------
Profit after taxation                                         1,955         3,363     8,462         9,535
Minority shareholders' interest                                  15            12        47            75
                                                            -------        ------   -------       -------
Profit for the period                                         1,940         3,351     8,415         9,460
                                                            =======        ======   =======       =======
Earnings per ordinary share - cents (a)
   Basic                                                       8.66         14.85     37.48         44.32
   Diluted                                                     8.59         14.75     37.24         44.01
                                                            -------        ------   -------       -------
Earnings per American depositary share - cents (a)
   Basic                                                      51.96         89.10    224.88        265.92
   Diluted                                                    51.54         88.50    223.44        264.06
                                                            -------        ------   -------       -------

Average number of outstanding ordinary shares (millions)     22,425        22,597    22,449        21,343
                                                            =======        ======   =======       =======

---------------

(a) A summary of the material adjustments to profit for the period which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

                           BP p.l.c. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEET

                                               September 30, 2001               December 31, 2000
                                                   (Unaudited)
                                                                 ($ million)
Fixed assets
  Intangible assets                                        16,353                          16,893
  Tangible assets                                          77,624                          75,173
  Investments                                              11,542                          11,753
                                                         --------                        --------
                                                          105,519                         103,819
Current assets
  Business held for resale                         -                             636
  Inventories                                  9,027                           9,234
  Receivables                                 28,151                          28,418
  Investments                                    519                             661
  Cash at bank and in hand                     1,438                           1,170
                                            --------                        --------
                                              39,135                          40,119
                                            --------                        --------

Current  liabilities - falling due
within one year
  Finance debt                                 6,625                           6,418
  Accounts payable and accrued liabilities    30,449                          30,729
                                            --------                        --------
                                              37,074                          37,147
                                            --------                        --------

Net current assets                                          2,061                           2,972
                                                         --------                        --------
Total assets less current liabilities                     107,580                         106,791

Noncurrent liabilities
  Finance debt                                13,849                          14,772
  Accounts payable and accrued liabilities     3,803                           5,223
  Provisions for liabilities and charges      12,819                          12,795
                                            --------                        --------
                                                           30,471                          32,790
                                                         --------                        --------
Net assets                                                 77,109                          74,001
Minority shareholders' interest                               646                             585
                                                         --------                        --------

BP shareholders' interest (a) - Note 15                    76,463                          73,416
                                                         ========                        ========

Represented by:
Capital shares
  Preference                                                   21                              21
  Ordinary                                                  5,611                           5,632
Paid-in surplus                                             3,995                           3,770
Merger reserve                                             26,982                          26,869
Retained earnings                                          39,630                          36,668
Other reserves                                                224                             456
                                                         --------                        --------
                                                           76,463                          73,416
                                                         ========                        ========



---------------

(a) A summary of the material adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States had been applied instead of those generally accepted in the United Kingdom is given in Note 16.

                           BP p.l.c. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS


                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                               ($ million)
Net cash inflow from operating activities                     5,046         6,604    16,862        14,637
                                                            -------       -------   -------       -------
Dividends from joint ventures                                    26           118        92           645
                                                            -------       -------   -------       -------
Dividends from associated undertakings                          155           100       424           274
                                                            -------       -------   -------       -------
Servicing of finance and returns on investments
Interest received                                                23           195       173           344
Interest paid                                                  (308)         (315)   (1,053)         (883)
Dividends received                                               59             9        97            12
Dividends paid to minority shareholders                         (11)          (12)      (16)          (20)
                                                            -------       -------   -------       -------
Net cash outflow from servicing of financing
and returns on investments                                     (237)         (123)     (799)         (547)
                                                            -------       -------   -------       -------
Taxation
UK corporation tax                                             (231)         (177)     (604)         (441)
Overseas tax                                                   (486)       (2,532)   (2,634)       (3,758)
                                                            -------       -------   -------       -------
Tax paid                                                       (717)       (2,709)   (3,238)       (4,199)
                                                            -------       -------   -------       -------
Capital expenditure
Payments for fixed assets                                    (2,933)       (2,226)   (8,526)       (6,412)
Proceeds from the sale of fixed assets                          824         1,524     1,750         2,112
                                                            -------       -------   -------       -------
Net cash outflow for capital expenditure                     (2,109)         (702)   (6,776)       (4,300)
                                                            -------       -------   -------       -------
Acquisitions and disposals
Investments in associated undertakings                         (139)         (456)     (407)         (897)
Acquisitions, net of cash acquired                              (48)       (5,095)     (608)       (4,704)
Net investment in joint ventures                               (144)          (95)     (277)         (218)
Proceeds from the sale of businesses                            307         1,106       307         7,931
                                                            -------       -------   -------       -------
Net cash (outflow) inflow for acquisitions and disposals        (24)       (4,540)     (985)        2,112
                                                            -------       -------   -------       -------
Equity dividends paid                                        (1,235)       (1,128)   (3,595)       (3,232)
                                                            -------       -------   -------       -------
Net cash inflow (outflow)                                       905        (2,380)    1,985         5,390
                                                            =======       =======   =======       =======

Financing                                                       630         1,068     1,827         4,472
Management of liquid resources                                  (44)       (1,755)     (146)          610
Increase (decrease) in cash                                     319        (1,693)      304           308
                                                            -------       -------   -------       -------
                                                                905        (2,380)    1,985         5,390
                                                            =======       =======   =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 16.

                           BP p.l.c. AND SUBSIDIARIES
                CONSOLIDATED STATEMENT OF CASH FLOWS - continued

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                                ($ million)
Reconciliation of historical cost profit before interest
and tax to net cash inflow from operating activities

Historical cost profit before interest and tax                3,536         5,377    14,198        14,424
Depreciation and amounts provided                             2,077         2,093     6,320         5,221
Exploration expenditure written off                              23            51       153           191
Share of profits of joint ventures and
associated undertakings                                        (278)         (515)     (891)       (1,503)
Interest and other income                                      (116)         (121)     (346)         (281)
(Profit) loss on sale of fixed assets and businesses           (184)         (136)     (573)         (118)
Charge for provisions                                           115           232       821           669
Utilization of provisions                                      (263)         (210)     (898)         (543)
Decrease (increase) in stocks                                   135          (398)      122        (1,264)
Decrease (increase) in debtors                                2,216           (49)      748        (3,635)
Increase (decrease) in creditors                             (2,215)          280    (2,792)        1,476
                                                            -------       -------   -------       -------
Net cash inflow from operating activities                     5,046         6,604    16,862        14,637
                                                            =======       =======   =======       =======

Financing
Long-term borrowing                                              (7)         (132)   (1,029)       (1,584)
Repayments of long-term borrowing                               988           483     2,168           994
Short-term borrowing                                           (743)         (345)   (3,493)       (1,048)
Repayments of short-term borrowing                               40           610     3,167         4,673
                                                            -------       -------   -------       -------
                                                                278           616       813         3,035

Issue of ordinary share capital                                 (48)         (102)     (168)         (241)
Repurchase of ordinary share capital                            400           554     1,182         1,383
Stamp duty reserve tax                                            -             -         -           295
                                                            -------       -------   -------       -------
Net cash outflow from financing                                 630         1,068     1,827         4,472
                                                            =======       =======   =======       =======

---------------

(a) This cash flow statement has been prepared in accordance with UK GAAP. A cash flow statement prepared on the basis of US GAAP is included in Note 16.

                           BP p.l.c. AND SUBSIDIARIES
                      CAPITAL EXPENDITURE AND ACQUISITIONS

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                                ($ million)
By business

Exploration and Production
   UK                                                           326           159       783           599
   Rest of Europe                                                79            50       230           110
   USA                                                        1,123         1,082     3,293         2,282
   Rest of World                                                891           562     2,402         1,267
                                                            -------       -------   -------       -------
                                                              2,419         1,853     6,708         4,258
                                                            -------       -------   -------       -------
Gas and Power
   UK (a)                                                        37            78        51           108
   Rest of Europe                                                16             1        37             3
   USA (b)                                                       11            37        48            68
   Rest of World                                                 10             9        14            30
                                                            -------       -------   -------       -------
                                                                 74           125       150           209
                                                            -------       -------   -------       -------
Refining and Marketing
   UK (c) (d)                                                    89         4,098       267         5,016
   Rest of Europe (d)                                            10         1,275       171         1,384
   USA                                                          281            30       688           440
   Rest of World                                                 62            90       173           253
                                                            -------       -------   -------       -------
                                                                442         5,493     1,299         7,093
                                                            -------       -------   -------       -------
Chemicals
   UK                                                            50           122       179           410
   Rest of Europe (e)                                            69            28       623            95
   USA                                                          119            92       293           183
   Rest of World                                                112            60       237           385
                                                            -------       -------   -------       -------
                                                                350           302     1,332         1,073
                                                            -------       -------   -------       -------

Other businesses and corporate (f)                               78         1,814       207         2,514
                                                            -------       -------   -------       -------
                                                              3,363         9,587     9,696        15,147
                                                            =======       =======   =======       =======
By geographical area
   UK                                                           541         4,547     1,383         6,294
   Rest of Europe                                               181         1,354     1,078         1,598
   USA                                                        1,564         2,965     4,402         4,735
   Rest of World                                              1,077           721     2,833         2,520
                                                            -------       -------   -------       -------
                                                              3,363         9,587     9,696        15,147
                                                            =======       =======   =======       =======

---------------

(a) 3Q and nine months 2000 included $63 million for the first instalment on two LNG ships and nine months 2000 also included investment in Great Yarmouth Power Station.
(b)  Nine months 2000 included investment in Green Mountain Energy Company.
(c) 3Q 2000 included $3,817 million and nine months 2000 included $4,686 million for the purchase of Burmah Castrol's issued share capital.
(d) 3Q and nine months 2000 included $1,450 million for the acquisition of the Mobil share of the European Joint Venture.
(e) Nine months 2001 included the acquisition of Bayer's 50% interest in Erdolchemie.
(f) 3Q and nine months 2000 included $1,688 million for the acquisition of the minority interest in Vastar. Nine months 2000 also included $578 million for the acquisition of a 2.2% interest in PetroChina.

                           BP p.l.c. AND SUBSIDIARIES
                            ENVIRONMENTAL INDICATORS

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
Average oil realizations (a) - $/bbl
   UK                                                         24.34         28.46     25.33         27.01
   USA                                                        22.38         27.44     23.58         25.22
   Rest of World                                              22.71         27.54     23.40         26.15
   BP average                                                 23.08         27.84     24.22         26.13

   Brent oil price                                            25.30         30.42     26.14         28.07
   West Texas Intermediate oil price                          26.72         31.71     27.77         29.84
   Alaska North Slope US West Coast                           24.05         29.82     25.01         27.99

Average natural gas realizations - $/mcf
   UK                                                          2.52          2.33      3.05          2.18
   USA                                                         2.63          3.87      4.68          3.17
   Rest of World                                               2.27          2.29      2.73          2.11
   BP average                                                  2.49          3.01      3.66          2.57

Henry Hub gas price (b) ($/mmBtu)                              2.93          4.27      4.88          3.41

Global Indicator Refining Margins (c) - $/bbl
   Northwest Europe                                            1.74          3.44      2.48          3.26
   US Gulf Coast                                               3.24          3.87      5.87          3.92
   Midwest                                                     7.20          3.06      7.20          4.18
   US West Coast                                               8.17         12.54      9.40          8.31
   Singapore                                                   0.75          3.19      0.80          2.08
   BP average                                                  3.83          4.83      4.62          3.99

Chemicals Indicator Margin (d) - $/te                           110 (e)       128       107 (e)       130

---------------

(a)  Crude oil and natural gas liquids.

(b)  Henry Hub First of Month Index.

(c) The Global Indicator Refining Margin (GIM) is the average of seven regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity.

(d) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins reflecting industry supply/demand conditions. It is based on market data collected by Chem Systems in their quarterly market analyses, then weighted based on BP's product portfolio. The products and businesses covered in the CIM are olefins and derivatives, aromatics and derivatives, linear alpha olefins, acetic acid, vinyl acetate monomer and nitriles. Not included are fabrics and fibres, plastic fabrications, poly alpha olefins, anhydrides, engineering polymers and carbon fibres, speciality intermediates, and the remaining parts of the solvents and acetyls businesses. This quarter the margin indicator has been adjusted to reflect the Erdolchemie purchase and the impact of recently divested businesses. Prior quarters have been restated.

(e) Provisional. The data for the third quarter is based on two months' actual and one month of provisional data.

US dollar/sterling exchange rates

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
Average rates for the period                                   1.44          1.48      1.44          1.54
Period-end rates                                               1.48          1.46      1.48          1.46
                                                            =======       =======    ======       =======

                           BP p.l.c. AND SUBSIDIARIES
         SPECIAL ITEMS AND ACQUISITION AMORTIZATION BY SEGMENT (PRE-TAX)

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
Special items

   Exploration and Production
   UK                                                             -            42         -          112
   Rest of Europe                                                 -             -         -            -
   USA                                                            -           135         -          287
   Rest of World                                                  -            15         -           76
                                                            -------       -------   -------      -------
                                                                  -           192         -          475
                                                            -------       -------   -------      -------
   Gas and Power
   UK                                                             -             -         -            -
   Rest of Europe                                                 -             -         -            -
   USA                                                            -             -         -            -
   Rest of World                                                  -             -         -            -
                                                            -------       -------   -------      -------
                                                                  -             -         -            -
                                                            -------       -------   -------      -------
   Refining and Marketing
   UK                                                            18            14        61           14
   Rest of Europe                                                33            22       123           51
   USA                                                           11            58        19          170
   Rest of World                                                 50            16        71           16
                                                            -------       -------   -------      -------
                                                                112           110       274          251
                                                            -------       -------   -------      -------
   Chemicals
   UK                                                             -             2         -            5
   Rest of Europe                                                 8             1         8            2
   USA                                                            -             1         -           47
   Rest of World                                                  -             -         -            -
                                                            -------       -------   -------      -------
                                                                  8             4         8           54
                                                            -------       -------   -------      -------
  Other businesses and corporate
   UK                                                             -            37         -           56
   Rest of Europe                                                 -             -         -            -
   USA                                                            -            49         -          196
   Rest of World                                                  -             -         -            -
                                                            -------       -------   -------      -------
                                                                  -            86         -          252
                                                            -------       -------   -------      -------
   Total special items before interest                          120           392       282        1,032
   Interest - bond redemption charges                             2             -        62            -
                                                            -------       -------   -------      -------
   Total                                                        122           392       344        1,032
                                                            =======       =======   =======      =======

Acquisition amortization

   Exploration and Production
   UK                                                            42            29       110           55
   USA                                                          353           372     1,151          685
   Rest of World                                                 34            11       101           21
                                                            -------       -------   -------      -------
                                                                429           412     1,362          761
                                                            -------       -------   -------      -------
   Refining and Marketing
   UK                                                            93           104       295          104
   USA                                                           81            81       243          151
                                                            -------       -------   -------      -------
                                                                174           185       538          255
                                                            =======       =======   =======      =======
   Total                                                        603           597     1,900        1,016
                                                            =======       =======   =======      =======

                           BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. The results for the interim periods are unaudited and in the opinion of management include all adjustments necessary for a fair presentation of the results for the periods presented. The interim financial statements and notes included in this Report should be read in conjunction with the consolidated financial statements and related notes for the year ended December 31, 2000 included in BP's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

2.   Business held for resale

     The sale of Foseco was completed during the third quarter of 2001. The other former Burmah Castrol chemicals businesses originally categorized as businesses held for resale will for now be retained and have been included within the Chemicals segment from July 1, 2001.

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
3. Turnover
   By business
   Exploration and Production                                 6,335         8,195    22,893        21,977
   Gas and Power                                              9,241         5,481    31,756        12,460
   Refining and Marketing                                    30,925        31,311    93,705        75,175
   Chemicals                                                  3,272         2,798     9,034         8,493
   Other businesses and corporate                               204           106       567           198
                                                            -------        ------  --------      --------
                                                             49,977        47,891   157,955       118,303
   Less: sales between businesses                             6,397         5,260    20,554        14,803
                                                            -------        ------  --------      --------
   Group excluding joint ventures                            43,580        42,631   137,401       103,500
   Sales of joint ventures                                      306         2,231       874        13,480
                                                            -------        ------  --------      --------
                                                             43,886        44,862   138,275       116,980
                                                            =======        ======  ========      ========
   By geographical area
   UK                                                        12,272        11,956    36,186        33,418
   Rest of Europe                                             9,026         5,603    28,044         9,336
   USA                                                       21,375        21,513    68,657        52,061
   Rest of World                                              8,006         8,271    26,626        21,608
                                                            -------        ------  --------      --------
                                                             50,679        47,343   159,513       116,423
   Less: Sales between areas                                  7,099         4,712    22,112        12,923
                                                            -------        ------  --------      --------
   Group excluding joint ventures                            43,580        42,631   137,401       103,500
                                                            =======        ======  ========      ========
   Sales of joint ventures
   UK                                                             -           540         -         3,314
   Rest of Europe                                                 -         1,951         -        12,316
   USA                                                           49            24       236           183
   Rest of World                                                257           240       638           489
                                                            -------        ------  --------      --------
                                                                306         2,755       874        16,302
   Less: sales between areas                                      -           524         -         2,822
                                                            -------        ------  --------      --------
                                                                306         2,231       874        13,480
                                                            =======        ======  ========      ========
4. Production taxes
   UK petroleum revenue tax                                      80           171       453           545
   Overseas production taxes                                    257           340       900           952
                                                            -------        ------  --------      --------
                                                                337           511     1,353         1,497
                                                            =======        ======  ========      ========

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
5. Exploration expense
   Exploration and Production
      UK                                                          1             -         5            23
      Rest of Europe                                             10            20        15            32
      USA                                                        41            60       174           185
      Rest of World                                              34            63       142           202
                                                            -------        ------   -------       -------
                                                                 86           143       336           442
                                                            =======        ======   =======       =======

6.   Replacement cost profit

     Replacement cost profits reflect the current cost of supplies. The replacement cost profit for the period is arrived at by excluding from the historical cost profit inventory holding gains and losses. These are the difference between the amount that is charged to cost of sales on a first-in, first-out (FIFO) basis of inventory valuation and the amount charged to cost of sales based on the average cost of supplies incurred during the period. The former basis is used in arriving at the historical cost result whereas the latter basis is used in arriving at the replacement cost result. For further discussion of replacement cost operating profit see Item 3 of BP`s Annual Report on Form 20-F for the year ended December 31, 2000.

7. Total replacement cost operating profit
   By business
   Exploration and Production
   UK                                                           729           997     2,853         2,961
   Rest of Europe                                               188           221       604           594
   USA                                                          850         1,247     4,189         3,436
   Rest of World                                                874         1,087     3,116         2,783
                                                            -------        ------   -------       -------
                                                              2,641         3,552    10,762         9,774
                                                            -------        ------   -------       -------
   Gas and Power
   UK                                                            36            14        87            13
   Rest of Europe                                                24            28       120            94
   USA                                                           89            14       220            75
   Rest of World                                                (19)           76       (12)          206
                                                            -------        ------   -------       -------
                                                                130           132       415           388
                                                            -------        ------   -------       -------
   Refining and Marketing
   UK                                                           (51)           63      (278)          244
   Rest of Europe                                               222           233       535           399
   USA                                                          696           600     2,578         1,823
   Rest of World                                                136            68       398           265
                                                            -------        ------   -------       -------
                                                              1,003           964     3,233         2,731
                                                            -------        ------   -------       -------
   Chemicals
   UK                                                           (58)          (17)     (141)          (81)
   Rest of Europe                                                87            75       186           271
   USA                                                           59           161        71           525
   Rest of World                                                 17            44        79           127
                                                            -------        ------   -------       -------
                                                                105           263       195           842
                                                            -------        ------   -------       -------
   Other businesses and corporate                              (122)         (216)     (377)         (742)
                                                            -------        ------   -------       -------
                                                              3,757         4,695    14,228        12,993
                                                            =======       =======   =======       =======
   By geographical area
   UK                                                           552           999     2,293         2,939
   Rest of Europe                                               512           578     1,426         1,405
   USA                                                        1,582         1,856     6,806         5,270
   Rest of World                                              1,111         1,262     3,703         3,379
                                                            -------       -------   -------       -------
                                                              3,757         4,695    14,228        12,993
                                                            =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
8. Analysis of exceptional items
   Profit (loss) on sale of fixed assets and
   businesses and termination of operations
   Exploration and Production                                     3             9       280           215
   Gas and Power                                                  -            (1)       (1)           (1)
   Refining and Marketing                                       247           161       453           185
   Chemicals                                                    (81)          (30)     (167)         (240)
   Other businesses and corporate                                15            (1)        8           (17)
                                                            -------       -------   -------       -------
   Exceptional items before taxation                            184           138       573           142
   Taxation charge                                             (194)         (278)     (379)         (386)
                                                            -------       -------   -------       -------
   Exceptional items after taxation                             (10)         (140)      194          (244)
                                                             =======      =======   =======       =======

9. Inventory holding gains (losses)
   Exploration and Production                                    (1)            3        (1)            5
   Gas and Power                                                (17)            -       (61)           22
   Refining and Marketing                                      (301)          524      (445)        1,140
   Chemicals                                                    (86)           17       (96)          122
                                                            -------       -------   -------       -------
                                                               (405)          544      (603)        1,289
                                                            =======       =======   =======       =======

10.Interest expense
   Group interest payable (a)                                   292           384     1,022           950
   Capitalized                                                  (19)          (32)      (74)          (77)
                                                            -------       -------   -------       -------
                                                                273           352       948           873
   Joint ventures                                                16            24        49            59
   Associated undertakings                                       33            36       109            98
   Unwinding of discount on  provisions                          47            48       150           129
                                                            -------       -------   -------       -------
                                                                369           460     1,256         1,159
                                                            =======       =======   =======       =======
(a) Includes charges relating
    to the early redemption of debt                               2             -        62             -
                                                            -------       -------   -------       -------

11.Charge for taxation
   United Kingdom                                               244           269       766           873
   Overseas                                                     968         1,285     3,714         2,857
                                                            -------       -------   -------       -------
                                                              1,212         1,554     4,480         3,730
                                                            =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
12.Return on average capital employed (ROACE)
   Replacement cost basis
   Replacement cost profit before exceptional items           2,355         2,947     8,824         8,415
   Interest                                                     369           460     1,256         1,159
   Minority shareholders' interest                               15            12        47            75
                                                             ------       -------   -------       -------
                                                              2,739         3,419    10,127         9,649
                                                             ======       =======   =======       =======
   Average capital employed                                  96,906        96,333    96,387             *
   ROACE                                                       11.3%         14.2%     14.0%            *
                                                             ------       -------   -------       -------

   Acquisitions and special items adjustments
   Acquisition amortization                                     603           560     1,900           937
   Special items (post tax)                                      89           289       204           761
   Average capital employed                                  19,677        22,172    20,325             *
   ROACE - pro forma basis adjusted for special items          17.8%         23.0%     21.4%            *
                                                             ------       -------   -------       -------

   Historical cost basis
   Historical cost profit after exceptional items             1,940         3,351     8,415         9,460
   Interest                                                     369           460     1,256         1,159
   Minority shareholders' interest                               15            12        47            75
                                                             ------       -------   -------       -------
                                                              2,324         3,823     9,718        10,694
                                                             ======       =======   =======       =======
   ROACE                                                        9.6%         16.4%     13.4%            *
                                                             ======       =======   =======       =======

* As the acquisition of ARCO was completed in April and of Burmah Castrol in July, it is not meaningful to show ROACE for the nine months ended September 30, 2000.


13.Analysis of changes in net debt
   Opening balance
   Finance debt                                              20,498        19,187    21,190        14,544
   Less:    Cash                                              1,103         3,313     1,170         1,331
            Current asset investments                           563         2,616       661           220
                                                             ------       -------   -------       -------
   Opening net debt                                          18,832        13,258    19,359        12,993
                                                             ------       -------   -------       -------
   Closing balance
   Finance debt                                              20,474        19,688    20,474        19,688
   Less:    Cash                                              1,438         1,607     1,438         1,607
            Current asset investments                           519           862       519           862
                                                             ------       -------   -------       -------
   Closing net debt                                          18,517        17,219    18,517        17,219
                                                             ------       -------   -------       -------
   Decrease (increase) in net debt                              315        (3,961)      842        (4,226)
                                                            =======       =======   =======       =======

   Movement in cash/bank overdrafts                             319        (1,693)      304           308
   (Decrease) increase in current asset investments             (43)       (1,755)     (145)          610
   Net cash (inflow) outflow from financing
   (excluding share capital)                                    278           616       813         3,035
   Other movements                                             (102)          (27)      (20)          (20)
   Debt acquired                                                  -          (949)      (47)       (8,072)
                                                             ------       -------   -------       -------
   Movements in net debt before exchange effects                452        (3,808)      905        (4,139)
   Exchange adjustments                                        (137)         (153)      (63)          (87)
                                                             ------       -------   -------       -------
   Decrease (increase) in net debt                              315        (3,961)      842        (4,226)
                                                            =======       =======   =======       =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
 14.Net debt ratio - net debt: net debt + equity
    Gross debt                                               20,474        19,688    20,474        19,688
    Cash and current asset investments                        1,957         2,469     1,957         2,469
                                                            -------       -------   -------       -------
    Net debt                                                 18,517        17,219    18,517        17,219
    Equity                                                   77,109        73,673    77,109        73,673
                                                            -------       -------   -------       -------
    Net debt ratio                                               19%           19%       19%           19%
    Acquisition adjustment (a)                               19,375        21,137    19,375        21,137
                                                            -------       -------   -------       -------
    Net debt ratio - pro forma basis (b)                         24%           25%       24%           25%
                                                            =======       =======   =======       =======

   ---------------

(a) Acquisition adjustment refers to the fixed asset revaluation adjustment and goodwill consequent upon the ARCO and Burmah Castrol acquisitions.

(b) Based on equity excluding the fixed asset revaluation adjustment and goodwill resulting from the ARCO and Burmah Castrol acquisitions.


 15. Movement in BP shareholders' interest                   $ million
                                                              (Unaudited)

     Balance at December 31, 2000                               73,416

     Profit for the period                                       8,415
     Distribution to shareholders                               (3,646)
     Currency translation differences                             (592)
     Employee share schemes                                        168
     Share buyback                                              (1,182)
     Redemption of ARCO preference shares                         (116)
                                                               -------
     Balance at September 30, 2001                              76,463
                                                               =======

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.  US generally accepted accounting principles

     The following is a summary of the adjustments to profit for the period and to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.


Profit for the period                                          Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
   Profit as  reported  in the  consolidated
      statement of income                                     1,940         3,351     8,415         9,460

   Adjustments:
                                                            -------       -------   -------      --------
   Depreciation charge                                         (265)         (138)     (844)         (258)
   Decommissioning and environmental expense                   (129)          (48)     (313)         (214)
   Onerous property leases                                       (7)           (9)      (41)          (21)
   Derivative financial instruments                             (58)            -      (257)            -
   Interest expense                                              47            48       150           129
   Deferred taxation                                            238            48       185          (665)
   Other                                                          4            14        14            45
                                                            -------       -------   -------      --------
                                                               (170)          (85)   (1,106)         (984)
                                                            -------       -------   -------      --------
   Profit for the period  before  cumulative effect of
     accounting change as adjusted to accord with US GAAP     1,770         3,266     7,309         8,476

   Cumulative effect of accounting change:
      Derivative financial instruments                            -             -       (18)            -
                                                            -------       -------   -------      --------
   Profit for the period as adjusted to                       1,770         3,266     7,291         8,476
      accord with US GAAP                                   =======        ======   =======       =======


   Profit for the period as adjusted:
   Per ordinary share - cents
      Basic - before cumulative effect of accounting change    7.89         14.48     32.56         39.71
      Cumulative effect of accounting change                      -             -     (0.08)            -
                                                            -------       -------   -------      --------
                                                               7.89         14.48     32.48         39.71
                                                            -------       -------   -------      --------

      Diluted - before cumulative effect of accounting change  7.85         14.37     32.35         39.44
      Cumulative effect of accounting change                      -             -     (0.08)            -
                                                            -------       -------   -------      --------
                                                               7.85         14.37     32.27         39.44
                                                            -------       -------   -------      --------
   Per American Depositary Share - cents (a)
      Basic - before cumulative effect of accounting change   47.34         86.88    195.36        238.26
      Cumulative effect of accounting change                      -             -     (0.48)            -
                                                            -------       -------   -------      --------
                                                              47.34         86.88    194.88        238.26
                                                            -------       -------   -------      --------

      Diluted - before cumulative effect of accounting change 47.10         86.22    194.10        236.64
      Cumulative effect of accounting change                      -             -     (0.48)            -
                                                            -------       -------   -------      --------
                                                              47.10         86.22    193.62        236.64
                                                            -------       -------   -------      --------

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - continued


   BP shareholders' interest                             September 30, 2001   December 31, 2000 (b)
                                                             (Unaudited)
                                                          -----------------   --------------------
                                                                       ($ million)
   BP shareholders' interest as reported
   in the consolidated balance sheet                                 76,463              73,416

   Adjustments:                                                      ------              ------
     Fixed assets                                                     7,926               8,777
     Ordinary shares held for future awards to employees               (293)               (360)
     Sale and leaseback of Chicago office building                     (413)               (413)
     Decommissioning and environmental provisions                    (1,106)               (921)
     Onerous property leases                                             67                 105
     Derivative financial instruments                                  (273)                  -
     Deferred taxation                                              (15,700)            (15,843)
     Quarterly dividend                                               1,232               1,178
     Pension liability adjustment                                      (145)               (145)
     Other                                                             (112)               (128)
                                                                     ------              ------
                                                                     (8,817)             (7,750)
                                                                     ------              ------
   BP shareholders' interest as adjusted
   to accord with US GAAP                                            67,646              65,666
                                                                     ======              ======

   ---------------

(a)  One American Depositary Share is equivalent to six ordinary shares.

(b) As reported in Note 43 of Notes to Financial Statements included in BP's Annual Report on Form 20-F for the year ended December 31, 2000.

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.US generally accepted accounting principles - continued

   The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                              ($ million)
   Operating activities
   Profit after taxation                                      1,955         3,363     8,462         9,535
   Adjustments to reconcile profits after tax to
   net cash provided by operating activities
   Depreciation and amounts provided                          2,077         2,093     6,320          5,221
   Exploration expenditure written off                           23            51       153            191
   Share of profits of joint ventures and
     associates less dividends received                          17          (187)       (8)          (299)
   (Profit) loss on sale of businesses and fixed assets        (184)         (136)     (573)          (118)
   Working capital movement (see analysis below)                561           281      (768)        (2,270)
   Other                                                       (145)       (1,431)     (154)        (1,257)
                                                            -------       -------   -------        -------
   Net cash provided by operating activities                  4,304         4,034    13,432         11,003
                                                            -------       -------   -------        -------

   Investing activities
   Capital expenditures                                      (2,952)       (2,258)   (8,600)        (6,489)
   Acquisitions, net of cash acquired                           (48)       (5,095)     (608)        (4,704)
   Investment in associated undertakings                       (139)         (456)     (407)          (897)
   Net investment in joint ventures                            (144)          (95)     (277)          (218)
   Proceeds from disposal of assets                           1,131         2,630     2,057         10,043
                                                            -------       -------   -------        -------
   Net cash used in investing activities                     (2,152)       (5,274)   (7,835)        (2,265)
                                                            -------       -------   -------        -------

   Financing activities
   Net proceeds from shares (repurchased) issued               (352)         (452)   (1,014)        (1,437)
   Proceeds from long-term financing                              7           132     1,029          1,584
   Repayments of long-term financing                           (988)         (483)   (2,168)          (994)
   Net increase (decrease) in short-term debt                   703          (265)      326         (3,625)
   Dividends paid    -   BP shareholders                     (1,235)       (1,128)   (3,595)        (3,232)
                     -   Minority shareholders                  (11)          (12)      (16)           (20)
                                                            -------       -------   -------        -------
   Net cash used in financing activities                     (1,876)       (2,208)   (5,438)        (7,724)
                                                            -------       -------   -------        -------
   Currency translation differences relating to
     cash and cash equivalents                                   15           (12)      (33)             -
                                                            -------       -------   -------        -------
   (Decrease) increase in cash and cash equivalents             291        (3,460)      126          1,014
                                                            -------       -------   -------        -------
   Cash and cash equivalents at beginning of period           1,666         5,929     1,831          1,455
                                                            -------       -------   -------        -------
   Cash and cash equivalents at end of period                 1,957         2,469     1,957          2,469
                                                            =======       =======   =======        =======

   Analysis of working capital movement
   Decrease (increase) in inventories                           135          (398)      122         (1,264)
   Decrease (increase) in receivables                         2,249           (57)      703         (3,597)
   (Decrease) increase in current liabilities
     (excluding finance debt)                                (1,823)          736    (1,593)         2,591
                                                            -------       -------   -------        -------
   Total working capital movement                               561           281      (768)        (2,270)
                                                            =======       =======   =======        =======

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.  US generally accepted accounting principles - continued

     Earnings per share

     Basic earnings per share excludes the dilutive effects of options, warrants and convertible securities. Diluted earnings per share reflects the potential dilution that could occur if options, warrants or convertible securities were exercised or converted into ordinary shares that shared in the earnings of the Group. The dilutive effect of outstanding share options is as follows:

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                             (shares million)
   Weighted average number of ordinary shares                22,425        22,560    22,449        21,344
   Ordinary shares issuable under employee share schemes        134           168       142           148
                                                           --------       -------   -------       -------
                                                             22,559        22,728    22,591        21,492
                                                           ========       =======   =======       =======


   Comprehensive income

   The components of comprehensive income, net of related tax are as follows:

                                                               Three months ended       Nine months ended
                                                                  September 30            September 30
                                                                   (Unaudited)            (Unaudited)
                                                               2001          2000      2001          2000
                                                               ------------------      ------------------
                                                                                ($ million)
   Profit for the period as adjusted
     to accord with US GAAP                                   1,770         3,266     7,291         8,476
   Currency translation differences                           1,007        (1,163)     (592)       (2,379)
   Derivative financial instruments                              (7)            -         8             -
   Pension liability                                              -             -         -             -
                                                           --------       -------   -------       -------
   Comprehensive income                                       2,770         2,103     6,707         6,097
                                                           ========       =======   =======       =======

   Accumulated other comprehensive income at September 30, 2001 and December 31, 2000 comprised losses of $4,611 million and $4,027 million, respectively.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

16.US generally accepted accounting principles - continued

   Accounting for associated undertakings and joint ventures

   Under the provisions of UK Financial Reporting Standard No.9 `Associates and Joint Ventures', the Company includes its share of the results of associated undertakings and joint ventures (JVs) within various captions in the consolidated statement of income. Under US GAAP, the Company's share of the after tax profit or loss of associated undertakings and joint ventures would be recognized as a single amount. The following summarizes the reclassifications necessary to accord with US GAAP.

                                                      Three months ended September 30, 2001
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           179                164           343
   Share of profits of JVs and
     associated undertakings                              280               (280)            -
   Exceptional items before taxation                      184                  -           184
   Inventory holding gains (losses)                      (405)                 2          (403)
   Interest expense                                       369                (49)          320
   Taxation                                             1,212                (65)        1,147
   Profit for the period                                1,940                  -         1,940

                                                       Nine months ended September 30, 2001
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           486                524         1,010
   Share of profits of JVs and
     associated undertakings                              893               (893)            -
   Exceptional items before taxation                      573                  1           574
   Inventory holding gains (losses)                      (603)                 1          (602)
   Interest expense                                     1,256               (158)        1,098
   Taxation                                             4,480               (209)        4,271
   Profit for the period                                8,415                  -         8,415

                                                      Three months ended September 30, 2000
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                            73                405          478
   Share of profits of JVs and
     associated undertakings                              476               (476)           -
   Exceptional items before taxation                      138                 (2)         136
   Inventory holding gains (losses)                       544                (37)         507
   Interest expense                                       460                (60)         400
   Taxation                                             1,554                (50)       1,504
   Profit for the period                                3,351                  -        3,351

                                                       Nine months ended September 30, 2000
                                                                   (Unaudited)
                                                    ------------------------------------------
                                                           As                          US GAAP
                                                     Reported   Reclassification  Presentation
                                                    ------------------------------------------
                                                                    ($ million)
   Consolidated statement of income
   Other income                                           533              1,218        1,751
   Share of profits of JVs and
     associated undertakings                            1,248             (1,248)           -
   Exceptional items before taxation                      142                (24)         118
   Inventory holding gains (losses)                     1,289               (231)       1,058
   Interest expense                                     1,159               (157)       1,002
   Taxation                                             3,730               (128)       3,602
   Profit for the period                                9,460                  -        9,460

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.US generally accepted accounting principles - continued

   Derivative instruments and hedging activities

   On January 1, 2001 the Group adopted Statement of Financial Accounting Standards No. 133 `Accounting for Derivative Instruments and Hedging Activities' (SFAS 133) as amended by Statement Nos. 137 and 138, for US GAAP reporting.

   SFAS 133, as amended, requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. To the extent certain criteria are met, SFAS 133 permits, but does not require, hedge accounting.

   The Group's accounting policies under UK GAAP do not satisfy the criteria for hedge accounting under SFAS 133. The Group does not intend to modify its practice under UK GAAP.

   In the normal course of business the Group is a party to derivative financial instruments with off-balance sheet risk, primarily to manage its exposure to fluctuations in foreign currency exchange rates and interest rates, including management of the balance between floating rate and fixed rate debt. The Group also manages certain of its exposures to movements in oil and natural gas prices. In addition, the Group trades derivatives in conjunction with these risk management activities.

   All oil price derivatives and all derivatives held for trading are carried on the Group's balance sheet at fair value with changes in that value recognized in earnings of the period. For those derivative instruments, there was no impact of adopting SFAS 133 on the Group's results of operations and financial position, as adjusted to accord with US GAAP. Certain financial derivatives used to manage foreign currency and interest rate risk that qualify for hedge accounting under UK GAAP are marked to market under SFAS
   133. For these derivatives, the cumulative effect of adopting SFAS 133 resulted in a pre tax charge to income, as adjusted to accord with US GAAP, of $27 million ($18 million after tax) and a pre tax credit to other comprehensive income of $57 million ($37 million after tax). The net gain included in other comprehensive income as of January 1, 2001 is expected to be reclassified into earnings during 2001. During the first nine months of 2001 a pre-tax credit of $45 million ($29 million after tax) included in other comprehensive income was reclassified into earnings. Under US GAAP the fair values of derivative financial instruments is shown as current assets and liabilities as appropriate.

   Because the Company does not intend to modify its accounting practice to satisfy the criteria for hedge accounting under SFAS 133, the Group's results of operations, as adjusted to accord with US GAAP, will not necessarily be representative of the results it would report if US GAAP were used to prepare the consolidated financial statements of the Group and the Group sought to meet the hedge criteria of SFAS 133.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


16.US generally accepted accounting principles - concluded

   Recently issued accounting standards

   In June 2001 the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No.141 `Business Combinations' (SFAS 141) and No. 142 `Goodwill and Other Intangible Assets' (SFAS 142). Under SFAS 141, the pooling of interest method of accounting is no longer permitted; the purchase method must be used for all business combinations initiated after June 30, 2001. SFAS 142, which is effective for accounting periods beginning after December 15, 2001, eliminates the requirement to amortize goodwill and indefinite lived intangible assets. Rather, such assets are subject to periodic impairment testing. Intangible assets that are not deemed to have an indefinite life will continue to be amortized over their estimated useful lives.

   It is estimated that application of these new standards would increase the Group's results of operations, as adjusted to accord with US GAAP, by approximately $1,300 million for the year ended December 31, 2002, assuming no impairment of goodwill.

   Also in June 2001 the FASB issued Statement of Financial Accounting Standards No. 143 `Accounting for Asset Retirement Obligations' (SFAS 143). SFAS 143 requires companies to record liabilities equal to the fair value of their asset retirement obligations when they are incurred (typically when the asset is installed at the production location). When the liability is initially recorded, companies capitalize an equivalent amount as part of the cost of the asset. Over time the liability is accreted for the change in its present value each period, and the initial capitalized cost is depreciated over the useful life of the related asset. SFAS 143 is effective for accounting periods beginning after June 15, 2002.

   The provisions of SFAS 143 are similar to the accounting policy used by the Group in preparing its financial statements under UK GAAP. The Company has not yet determined the effect of adopting SFAS 143 on its results of operations or shareholders' interest as adjusted to accord with US GAAP.

   In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144, `Accounting for the Impairment or Disposal of Long-Lived Assets' (SFAS 144). SFAS 144 retains the requirement to recognize an impairment loss only where the carrying value of a long-lived asset is not recoverable from its undiscounted cash flows and to measure such loss as the difference between the carrying amount and fair value of the asset. SFAS 144, among other things, changes the criteria that have to be met in order to classify an asset as held-for-sale and requires that operating losses from discontinued operations be recognized in the period that the losses are incurred rather than as of the measurement date. SFAS 144 is effective for accounting periods beginning after December 15, 2001.

   The Company has not yet determined the effect of adopting SFAS 144 on its results of operations and shareholders' interest as adjusted to accord with US GAAP.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


17.Restatement of 2000 segment information

   On January 1, 2001 the natural gas liquids (NGL) operations located in the USA and Canada, were moved to the Gas and Power business from Refining and Marketing. Comparative information for 2000 has been restated as shown below.

                                                         First     Second      Third     Fourth
                                                       Quarter    Quarter    Quarter    Quarter     2000
                                                       -------------------------------------------------
                                                                           ($ million)

   Replacement cost operating profit

   Previously reported Refining and Marketing total        674      1,271      1,048        915    3,908
   Previously reported Gas and Power total                  52         26         48         60      186
                                                       =================================================

   Restated as:

   Refining and Marketing

     UK                                                     33        148         63        (71)    173
     Rest of Europe                                         36        130        233        354     753
     USA                                                   409        814        600        388   2,211
     Rest of World                                         106         91         68        121     386
                                                       ------------------------------------------------
                                                           584      1,183        964        792   3,523
                                                       =================================================

   Gas and Power

     UK                                                    (5)          4         14          1      14
     Rest of Europe                                        55          11         28         54     148
     USA                                                   14          47         14         29     104
     Rest of World                                         78          52         76         99     305
                                                       ------------------------------------------------
                                                          142         114        132        183     571
                                                       =================================================

   Turnover

   Previously reported Refining and Marketing total    20,778      25,120     32,555     34,362 112,815

   Previously reported Gas and Power total              2,173       2,772      4,237      6,899  16,081
                                                       =================================================

   Restated as:

   Refining and Marketing                              19,696      24,168     31,311     32,708 107,883

   Gas and Power                                        3,255       3,724      5,481      8,553  21,013
                                                       =================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

17.Restatement of 2000 segment information - concluded

                                                         First     Second      Third     Fourth
                                                       Quarter    Quarter    Quarter    Quarter     2000
                                                       -------------------------------------------------
                                                                           ($ million)


   Exceptional items

   Previously reported Refining and Marketing total         19         5         160       (85)       99
   Previously reported Gas and Power total                   -         -           -         -         -
                                                       =================================================
   Restated as:

   Refining and Marketing                                   19         5         161       (87)       98
   Gas and Power                                             -         -          (1)        2         1
                                                       =================================================

   Capital expenditure and acquisitions

   Previously reported Refining and Marketing total      1,102       518       5,504     1,626     8,750
   Previously reported Gas and Power total                   7        57         114       101       279
                                                       =================================================

   Restated as:

   Refining and Marketing

     UK                                                    889       29        4,098       393     5,409
     Rest of Europe                                         44       65        1,275       328     1,712
     USA                                                    76      334           30       652     1,092
     Rest of World                                          87       76           90       227       480
                                                       -------------------------------------------------
                                                         1,096      504        5,493     1,600     8,693
                                                       =================================================

   Gas and Power

     UK                                                      2       28           78        86       194
     Rest of Europe                                          1        1            1        13        16
     USA                                                     1       30           37         5        73
     Rest of World                                           9       12            9        23        53
                                                       -------------------------------------------------
                                                            13       71          125       127       336
                                                       =================================================

18.Condensed Consolidating Information

   The following information is presented in accordance with the financial reporting rules of the Securities and Exchange Commission regarding issuers and guarantors of guaranteed securities.

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2001

Turnover                                       549              300            -           43,337                (300)  43,886
Less: Joint ventures                             -                -            -              306                   -      306
                                       ----------------------------------------------------------------------------------------
Group turnover                                 549              300            -           43,031                (300)  43,580
Replacement cost of sales                      541              231            -           36,526                (304)  36,994
Production taxes                                 -               44            -              293                   -      337
                                       ----------------------------------------------------------------------------------------
Gross profit                                     8               25            -            6,212                   4    6,249
Distribution and administration expenses         -                -           (2)           2,867                   -    2,865
Exploration expense                              -                5            -               81                   -       86
                                       ----------------------------------------------------------------------------------------
                                                 8               20            2            3,264                   4    3,298
Other income                                     3                -          368              176                (368)     179
                                       ----------------------------------------------------------------------------------------
Group replacement cost operating profit         11               20          370            3,440                (364)   3,477
Share of profits of joint ventures               -                -            -              125                   -      125
Share of profits of associated undertakings      -                -            -              155                   -      155
Equity accounted income of subsidiaries      3,108              335        3,738                -              (7,181)       -
                                       ----------------------------------------------------------------------------------------
Total replacement cost operating profit      3,119              355        4,108            3,720              (7,545)   3,757
Profit (loss) on sale of fixed assets and
  businesses and termination of operations     168                -          184              184                (352)     184
                                       ----------------------------------------------------------------------------------------
Replacement cost profit
  before interest and tax                    3,287              355        4,292            3,904              (7,897)   3,941
Inventory holding gains (losses)              (205)              (6)        (405)            (404)                615     (405)
                                       ----------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                           3,082              349        3,887            3,500              (7,282)   3,536
Interest expense                               367                8          735              739              (1,480)     369
                                       ----------------------------------------------------------------------------------------
Profit before taxation                       2,715              341        3,152            2,761              (5,802)   3,167
Taxation                                       825                7        1,212            1,293              (2,125)   1,212
                                       ----------------------------------------------------------------------------------------
Profit after taxation                        1,890              334        1,940            1,468              (3,677)   1,955
Minority shareholders' interest                  -                -            -               15                   -       15
                                       ----------------------------------------------------------------------------------------
Profit for the period                        1,890              334        1,940            1,453              (3,677)   1,940
                                       ========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

   Income statement (continued)

   The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2001

Profit as reported                           1,890              334        1,940            1,453               (3,677)   1,940

Adjustments:

  Depreciation charge                         (283)              (9)        (265)            (256)                 548     (265)

  Decommissioning and environmental expense   (127)              (2)        (129)            (127)                 256     (129)

  Onerous property leases                      (25)               -           (7)              (7)                  32       (7)

  Derivative financial instruments              14                -          (58)             (34)                  20      (58)

  Interest expense                              24                2           47               45                  (71)      47

  Sale and leaseback of fixed assets             -                -            -                -                    -        -

  Deferred taxation                           (143)             (32)         238              268                  (93)     238

  Other                                          1                -            4                4                   (5)       4
                                       ----------------------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                        1,351               293       1,770            1,346               (2,990)   1,770
                                       ========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement (continued)            BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2000

Turnover                                         -              722            -           44,862                 (722)  44,862
Less: Joint ventures                             -                -            -            2,231                    -    2,231
                                        ---------------------------------------------------------------------------------------
Group turnover                                   -              722            -           42,631                 (722)  42,631
Replacement cost of sales                        -              274            -           35,821                 (730)  35,365
Production taxes                                 -               68            -              443                    -      511
                                        ---------------------------------------------------------------------------------------
Gross profit                                     -              380            -            6,367                    8    6,775
Distribution and administration expenses         -                -           72            2,394                    -    2,466
Exploration expense                              -                4            -              139                    -      143
                                        ---------------------------------------------------------------------------------------
                                                 -              376          (72)           3,834                    8    4,146
Other income                                     -               15           45               55                  (42)      73
                                        ---------------------------------------------------------------------------------------
Group replacement cost operating profit          -              391          (27)           3,889                  (34)   4,219
Share of profits of joint ventures               -                -            -              283                    -      283
Share of profits of associated undertakings      -                -            -              193                    -      193
Equity accounted income of subsidiaries      3,895              161        4,855                -               (8,911)       -
                                        ---------------------------------------------------------------------------------------
Total replacement cost operating profit      3,895              552        4,828            4,365               (8,945)   4,695
Profit (loss) on sale of fixed assets and
  businesses and termination of operations     192               (1)         138              138                 (329)     138
                                        ---------------------------------------------------------------------------------------
Replacement cost profit
  before interest and tax                    4,087              551        4,966            4,503               (9,274)   4,833
Inventory holding gains (losses)               276               (5)         544              544                 (815)     544
                                        ---------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                           4,363              546        5,510            5,047              (10,089)   5,377
Interest expense                               455                3          494              501                 (993)     460
                                        ---------------------------------------------------------------------------------------
Profit before taxation                       3,908              543        5,016            4,546               (9,096)   4,917
Taxation                                     1,178              182        1,554            1,395               (2,755)   1,554
                                        ---------------------------------------------------------------------------------------
Profit after taxation                        2,730              361        3,462            3,151               (6,341)   3,363
Minority shareholders' interest                  -                -            -               12                    -       12
                                        ---------------------------------------------------------------------------------------
Profit for the period                        2,730              361        3,462            3,139               (6,341)   3,351
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

   Income statement (continued)

   The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Three months ended September 30, 2000

Profit as reported                           2,730              361        3,462             3,139              (6,341)   3,351

Adjustments:

  Depreciation charge                         (123)             (12)        (138)             (126)                261     (138)

  Decommissioning and environmental expense    (10)              (2)         (48)              (46)                 58      (48)

  Onerous property leases                      (16)               -           (9)               (9)                 25       (9)

  Interest expense                              26                2           48                46                 (74)      48

  Sale and leaseback of fixed assets             -                -            -                 -                   -        -

  Deferred taxation                           (192)             (74)          48               108                 158       48

  Other                                          -                -           14                14                 (14)      14
                                        ---------------------------------------------------------------------------------------
Profit for the period as adjusted             2,415             275        3,377             3,126              (5,927)   3,266
  to accord with US GAAP
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement (continued)            BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2001

Turnover                                       878            1,428            -          137,397               (1,428) 138,275
Less: Joint ventures                             -                -            -              874                    -      874
                                        ---------------------------------------------------------------------------------------
Group turnover                                 878            1,428            -          136,523               (1,428) 137,401
Replacement cost of sales                      870              753            -          114,268               (1,447) 114,444
Production taxes                                 -              153            -            1,200                    -    1,353
                                        ---------------------------------------------------------------------------------------
Gross profit                                     8              522            -           21,055                   19   21,604
Distribution and administration expenses         -                -          115            8,304                    -    8,419
Exploration expense                              -               17            -              319                    -      336
                                        ---------------------------------------------------------------------------------------
                                                 8              505          115           12,432                   19   12,849
Other income                                    16                -        1,069              470               (1,069)     486
                                        ---------------------------------------------------------------------------------------
Group replacement cost operating profit         24              505          954           12,902               (1,050)  13,335
Share of profits of joint ventures               -                -            -              352                    -      352
Share of profits of associated undertakings      -                -            -              541                    -      541
Equity accounted income of subsidiaries     11,595              610       14,279                -              (26,484)       -
                                        ---------------------------------------------------------------------------------------
Total replacement cost operating profit     11,619            1,115       15,233           13,795              (27,534)  14,228
Profit (loss) on sale of fixed assets and
  businesses and termination of operations     326                1          573              572                 (899)     573
                                        ---------------------------------------------------------------------------------------
Replacement cost profit
  before interest and tax                   11,945            1,116       15,806           14,367              (28,433)  14,801
Inventory holding gains (losses)              (414)             (12)        (603)            (602)               1,028     (603)
                                        ---------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                          11,531            1,104       15,203           13,765              (27,405)  14,198
Interest expense                             1,251               27        2,308            2,314               (4,644)   1,256
                                        ---------------------------------------------------------------------------------------
Profit before taxation                      10,280            1,077       12,895           11,451              (22,761)  12,942
Taxation                                     3,424              214        4,480            4,437               (8,075)   4,480
                                        ---------------------------------------------------------------------------------------
Profit after taxation                        6,856              863        8,415            7,014              (14,686)   8,462
Minority shareholders' interest                  -                -            -               47                    -       47
                                        ---------------------------------------------------------------------------------------
Profit for the period                        6,856              863        8,415            6,967              (14,686)   8,415
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

   Income statement (continued)

   The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2001

Profit as reported                           6,856              863        8,415           6,967               (14,686)   8,415

Adjustments:

  Depreciation charge                         (851)             (28)        (844)           (816)                1,695     (844)

  Decommissioning and
    environmental expense                     (188)              (7)        (313)           (306)                  501     (313)

  Onerous property leases                      (41)               -          (41)            (41)                   82      (41)

  Derivative financial instruments            (124)               -         (257)           (229)                  353     (257)

  Interest expense                              93                6          150             144                  (243)     150

  Sale and leaseback of fixed assets             -                -            -               -                     -        -

  Deferred taxation                            (66)            (103)         185             281                  (112)     185

  Other                                          3                -           14              14                   (17)      14
                                        ---------------------------------------------------------------------------------------

Profit for the period before cumulative
  effect of accounting change
  as adjusted to accord with US GAAP         5,682              731        7,309            6,014              (12,427)   7,309

  Cumulative effect of accounting change:
    Derivative financial instruments           (13)               -          (18)              (5)                  18      (18)
                                        ---------------------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                        5,669              731        7,291            6,009              (12,409)   7,291
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Income statement (continued)            BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2000

Turnover                                         -            2,035            -          116,980               (2,035) 116,980
Less: Joint ventures                             -                -            -           13,480                    -   13,480
                                        ---------------------------------------------------------------------------------------
Group turnover                                   -            2,035            -          103,500               (2,035) 103,500
Replacement cost of sales                        -              823            -           85,923               (2,057)  84,689
Production taxes                                 -              202            -            1,295                    -    1,497
                                        ---------------------------------------------------------------------------------------
Gross profit                                     -            1,010            -           16,282                   22   17,314
Distribution and administration expenses         -                -          158            5,502                    -    5,660
Exploration expense                              -               26            -              416                    -      442
                                        ---------------------------------------------------------------------------------------
                                                 -              984         (158)          10,364                   22   11,212
Other income                                     1              (12)         321              540                 (317)     533
                                        ---------------------------------------------------------------------------------------
Group replacement cost operating profit          1              972          163           10,904                 (295)  11,745
Share of profits of joint ventures               -                -            -              716                    -      716
Share of profits of associated undertakings      -                -            -              532                    -      532
Equity accounted income of subsidiaries     10,072              220       13,161                -              (23,453)       -
                                        ---------------------------------------------------------------------------------------
Total replacement cost operating profit     10,073            1,192       13,324           12,152              (23,748)  12,993
Profit (loss) on sale of fixed assets and
  businesses and termination of operations     309               (1)         142              160                 (468)     142
                                        ---------------------------------------------------------------------------------------
Replacement cost profit before
  interest and tax                          10,382             1,191      13,466           12,312              (24,216)  13,135
Inventory holding gains (losses)               682                58       1,289            1,289               (2,029)   1,289
                                        ---------------------------------------------------------------------------------------
Historical cost profit before
  interest and tax                          11,064             1,249      14,755           13,601              (26,245)  14,424
Interest expense                             1,032                25       1,454            1,459               (2,811)   1,159
                                        ---------------------------------------------------------------------------------------
Profit before taxation                      10,032             1,224      13,301           12,142              (23,434)  13,265
Taxation                                     2,717               420       3,730            3,406               (6,543)   3,730
                                        ---------------------------------------------------------------------------------------
Profit after taxation                        7,315               804       9,571            8,736              (16,891)   9,535
Minority shareholders' interest                  -                 -           -               75                    -       75
                                        ---------------------------------------------------------------------------------------
Profit for the period                        7,315               804       9,571            8,661              (16,891)   9,460
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

   Income statement (concluded)

   The following is a summary of the adjustments to profit for the period which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2000

Profit as reported                           7,315              804        9,571           8,661              (16,891)    9,460

Adjustments:

  Depreciation charge                         (235)             (40)        (258)           (218)                  493     (258)

  Decommissioning and environmental expense    (83)             (28)        (214)           (186)                  297     (214)

  Onerous property leases                      (28)               -          (21)            (21)                   49      (21)

  Interest expense                              73                7          129             122                  (202)     129

  Sale and leaseback of fixed assets             2                -            -               -                    (2)       -

  Deferred taxation                           (713)              24         (665)           (661)                1,350     (665)

  Other                                          -                -           45              45                   (45)      45
                                        ----------------------------------------------------------------------------------------
Profit for the period as adjusted to
  accord with US GAAP                        6,331              767        8,587           7,742               (14,951)   8,476
                                        ========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet                           BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At September 30, 2001

Fixed assets

Intangible assets                                -              510            -           15,843                    -   16,353

Tangible assets                                  7            6,325            -           71,292                    -   77,624

Investments

  Subsidiaries - equity accounted basis     70,725            1,040       84,486                -              (156,251)      -

  Other                                          -                -          296           11,246                     -   11,542
                                        ----------------------------------------------------------------------------------------
                                            70,725            1,040       84,782           11,246              (156,251)  11,542
                                        ----------------------------------------------------------------------------------------
Total fixed assets                          70,732            7,875       84,782           98,381              (156,251) 105,519
                                        ----------------------------------------------------------------------------------------
Current assets

Business held for resale                         -                -            -                -                     -       -

Inventories                                      5               71            -            8,951                     -    9,027

Receivables                                  7,524            8,783       21,652           43,223               (53,031)  28,151

Investments                                      -                -            -              519                     -      519

Cash at bank and in hand                        (3)               -            -            1,441                     -    1,438
                                        ----------------------------------------------------------------------------------------
                                             7,526            8,854       21,652           54,134               (53,031)  39,135
                                        ----------------------------------------------------------------------------------------
Current liabilities -falling due within
  one year

Finance debt                                 6,473              137            -            6,625                (6,610)   6,625

Accounts payable and accrued liabilities       381              336        4,379           29,300                (3,947)  30,449
                                        ----------------------------------------------------------------------------------------
Net current assets (liabilities)               672            8,381       17,273           18,209               (42,474)   2,061
                                        ----------------------------------------------------------------------------------------
Total assets less current liabilities       71,404           16,256      102,055          116,590              (198,725) 107,580

Noncurrent liabilities

Finance debt                                     -                -            -           13,849                     -   13,849

Accounts payable and accrued liabilities     1,423            4,632          162           37,960               (40,374)   3,803

Provisions for liabilities and charges          50              274          217           12,278                     -   12,819
                                        ----------------------------------------------------------------------------------------
Net assets                                  69,931           11,350      101,676           52,503              (158,351)  77,109

Minority shareholders' interest                  -                -            -              646                     -      646
                                        ----------------------------------------------------------------------------------------
BP shareholders' interest                   69,931           11,350      101,676           51,857              (158,351)  76,463
                                        ========================================================================================

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet (continued)               BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At September 30, 2001

Capital and reserves

Capital shares                                   8                 -       5,632                -                   (8)   5,632

Paid in surplus                             30,865             3,145       3,575                -              (34,010)   3,575

Merger reserve                                   -                 -      26,285              697                    -   26,982

Other reserves                                   -                 -         644                -                    -      644

Retained earnings                           39,058             8,205      65,540           51,160             (124,333)  39,630
                                        ---------------------------------------------------------------------------------------

                                            69,931            11,350     101,676           51,857             (158,351)  76,463
                                        =======================================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported          69,931           11,350      101,676           51,857             (158,351)  76,463

Adjustments:

  Fixed assets                               7,878              510        7,926            7,424              (15,812)   7,926

  Ordinary shares held for future
    awards to employees                          -                -         (293)               -                    -     (293)

  Sale and leaseback of Chicago
    office building                           (413)               -         (413)            (413)                 826     (413)

  Decommissioning and environmental
    provisions                              (1,041)            (314)      (1,106)            (778)               2,133   (1,106)

  Onerous property leases                       67                -           67               67                 (134)      67

  Derivative financial instruments            (144)               -         (273)            (226)                 370     (273)

  Deferred taxation                        (14,737)          (1,879)     (15,700)         (13,933)              30,549  (15,700)

  Quarterly dividend                             -                -        1,232                -                    -    1,232

  Pension liability adjustment                 (38)               -         (145)            (145)                 183     (145)

  Other                                        (31)               -         (112)            (112)                 143     (112)
                                        ---------------------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                    61,472            9,667       92,859           43,741             (140,093)  67,646
                                        =======================================================================================

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.   Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet (continued)               BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2000

Fixed assets

Intangible assets                                -              512            -           16,381                    -   16,893

Tangible assets                                  7            5,942            -           69,224                    -   75,173

Investments

  Subsidiaries - equity  accounted basis    63,718              619       77,826                -             (142,163)       -

  Other                                          -                -          363           11,390                    -   11,753
                                       ----------------------------------------------------------------------------------------
                                            63,718              619       78,189           11,390             (142,163)  11,753
                                       ----------------------------------------------------------------------------------------

Total fixed assets                          63,725            7,073       78,189           96,995             (142,163) 103,819
                                       ----------------------------------------------------------------------------------------
Current assets

Business held for resale                         -                -            -              636                   -      636

Inventories                                      -               75            -            9,159                   -    9,234

Receivables                                  7,007           10,033       23,395           28,868             (40,885)  28,418

Investments                                      -                -            -              661                   -      661

Cash at bank and in hand                        (2)             (32)           2            1,202                   -    1,170
                                       ----------------------------------------------------------------------------------------
                                             7,005           10,076       23,397           40,526             (40,885)  40,119
                                       ----------------------------------------------------------------------------------------
Current liabilities -falling due within
  one year

Finance debt                                 6,848                -            -            6,418              (6,848)   6,418

Accounts payable and accrued liabilities        85               973       2,582           35,556              (8,467)  30,729
                                       ----------------------------------------------------------------------------------------
Net current assets (liabilities)                72             9,103      20,815           (1,448)            (25,570)   2,972
                                       ----------------------------------------------------------------------------------------
Total assets less current liabilities       63,797            16,176      99,004           95,547            (167,733) 106,791

Noncurrent liabilities

Finance debt                                     -             1,150           -           14,772              (1,150)  14,772

Accounts payable and accrued liabilities     1,099             4,275         178           24,091             (24,420)   5,223

Provisions for liabilities and charges          49               264         197           12,285                   -   12,795
                                       ----------------------------------------------------------------------------------------
Net assets                                  62,649            10,487      98,629           44,399            (142,163)  74,001

Minority shareholders' interest                  -                 -           -              585                   -      585
                                       ----------------------------------------------------------------------------------------
BP shareholders' interest                   62,649            10,487      98,629           43,814            (142,163)  73,416
                                       ========================================================================================

                                 BP p.l.c. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.   Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Balance sheet (concluded)               BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
At December 31, 2000

Capital and reserves

Capital shares                                   8                -        5,653                -                   (8)   5,653

Paid in surplus                             30,440             3,145       3,770                -              (33,585)   3,770

Merger reserve                                   -                 -      26,172              697                    -   26,869

Other reserves                                   -                 -         456                -                    -      456

Retained earnings                           32,201             7,342      62,578           43,117             (108,570)  36,668
                                        ---------------------------------------------------------------------------------------
                                            62,649            10,487      98,629           43,814             (142,163)  73,416
                                        =======================================================================================


The following is a summary of the adjustments to BP shareholders' interest which would be required if generally accepted accounting principles in the United States (US GAAP) had been applied instead of those generally accepted in the United Kingdom.

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Shareholders' interest as reported          62,649           10,487       98,629           43,814             (142,163)  73,416

Adjustments:

  Fixed assets                               8,757              566        8,777            8,215              (17,538)   8,777

  Ordinary shares held for future
    awards to employees                          -                -         (360)               -                    -     (360)

  Sale and leaseback of Chicago
    office building                           (413)               -         (413)             (413)                826     (413)

  Decommissioning and environmental
    provisions                                (927)            (317)        (921)             (586)              1,830     (921)

  Onerous property leases                      105                -          105               105                (210)     105

  Deferred taxation                        (14,805)          (1,784)     (15,843)          (14,168)             30,757  (15,843)

  Quarterly dividend                             -                -        1,178                 -                   -    1,178

  Pension liability adjustment                 (38)               -         (145)             (145)                183     (145)

  Other                                        (34)               -         (128)             (128)                162     (128)
                                       -----------------------------------------------------------------------------------------
Shareholders' interest as adjusted
  to accord with US GAAP                    55,294             8,952      90,879            36,694            (126,153)  65,666
                                       =========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement                     BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2001

Net cash inflow (outflow) from
  operating activities                          39              163        1,027            3,818                   (1)   5,046

Dividends from joint ventures                    -                -            -               26                    -       26

Dividends from associated undertakings           -                -            -              155                    -      155

Dividends from subsidiaries                    231                -           97                -                 (328)       -

Net cash inflow (outflow) from servicing
  of finance and returns on investment           2                -          370             (609)                    -     (237)

Tax (paid) refund                             (282)             (32)           -             (403)                    -     (717)

Net cash inflow (outflow) for capital
  expenditure and financial investment         (40)            (197)          94           (1,966)                    -   (2,109)

Net cash inflow (outflow) for
  acquisitions and disposals                     -                -           (1)             (24)                    1      (24)

Equity dividends paid                            -                -       (1,235)            (328)                  328   (1,235)
                                     -------------------------------------------------------------------------------------------
Net cash inflow (outflow)                      (50)             (66)         352              669                     -      905
                                     ===========================================================================================

Financing                                      (48)             (99)         352              425                     -      630

Management of liquid resources                   -                -            -              (44)                    -      (44)

Increase (decrease) in cash                     (2)              33            -              288                     -      319
                                     -------------------------------------------------------------------------------------------
                                               (50)             (66)         352              669                     -      905
                                     ===========================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                         (10)             131        1,494            2,988                 (299)   4,304

Net cash provided by (used in)
  investing activities                         (40)            (197)          93           (1,990)                 (18)  (2,152)

Net cash provided by (used in)
  financing activities                          48               99       (1,587)            (753)                 317   (1,876)

Currency translation differences relating to
  cash and cash equivalents                      -                -            -               15                    -       15
                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                          (2)              33            -              260                    -      291

Cash and cash equivalents at
  beginning of period                           (1)             (33)           -            1,700                    -    1,666
                                        ---------------------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                 (3)               -            -            1,960                    -    1,957
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued


18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement (continued)         BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Three months ended September 30, 2000

Net cash inflow (outflow) from
  operating activities                         (31)             525        5,880            4,664               (4,434)   6,604

Dividends from joint ventures                    -                -            -              118                    -      118

Dividends from associated undertakings           -                -            -              100                    -      100

Dividends from subsidiaries                    463                -            -                -                 (463)       -

Net cash inflow (outflow) from servicing of
  finance and returns on investments             1                -           34             (267)                  109     (123)

Tax (paid) refund                               14              (28)           3           (2,698)                    -   (2,709)

Net cash inflow (outflow) for capital
  expenditure and financial investment           -             (127)         (16)            (559)                    -     (702)

Net cash inflow (outflow) for
  acquisitions and disposals                     -                1       (4,325)          (4,541)                4,325   (4,540)

Equity dividends paid                            -                -       (1,128)            (463)                  463   (1,128)
                                         ----------------------------------------------------------------------------------------
Net cash inflow (outflow)                      447               371         448           (3,646)                    -   (2,380)
                                         ========================================================================================
Financing                                      447               367         452             (198)                    -    1,068

Management of liquid resources                   -                 -           -           (1,755)                    -   (1,755)

Increase (decrease) in cash                      -                 4          (4)          (1,693)                    -   (1,693)
                                         ----------------------------------------------------------------------------------------
                                               447               371         448           (3,646)                    -   (2,380)
                                        =========================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Net cash provided by (used in)
  operating activities                         446              497        5,916            1,917               (4,742)   4,034

Net cash provided by (used in)
  investing activities                           1             (126)      (4,340)          (5,100)               4,291   (5,274)

Net cash provided by (used in)
  financing activities                        (447)            (367)      (1,580)            (265)                 451   (2,208)

Currency translation differences relating
 to cash and cash equivalents                    -                -            -              (12)                   -      (12)
                                         ----------------------------------------------------------------------------------------

Increase (decrease) in cash
 and cash equivalents                            -                4           (4)          (3,460)                   -   (3,460)

Cash and cash equivalents at
beginning of period                             (1)             (20)           4            5,946                    -    5,929
                                         ----------------------------------------------------------------------------------------
Cash and cash equivalents at
end of period                                   (1)             (16)           -            2,486                    -    2,469
                                         ========================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - continued

18.Condensed consolidating information - continued

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement (continued)         BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)

Nine months ended September 30, 2001

Net cash inflow (outflow) from
  operating activities                         364              714        3,487           12,314                  (17)  16,862

Dividends from joint ventures                    -                -            -               92                    -       92

Dividends from associated undertakings           -                -            -              424                    -      424

Dividends from subsidiaries                    925                -          113                -               (1,038)       -

Net cash inflow (outflow) from servicing
  of finance and returns on investments          2                -        1,052           (1,853)                   -     (799)

Tax (paid) refund                           (1,248)            (345)          (1)          (1,644)                   -   (3,238)

Net cash inflow (outflow) for capital
  expenditure and financial investment        (740)            (598)         (26)          (5,412)                   -   (6,776)

Net cash inflow (outflow) for
  acquisitions and disposals                     -                -          (17)            (985)                  17     (985)

Equity dividends paid                            -                -       (3,595)          (1,038)               1,038   (3,595)
                                       -----------------------------------------------------------------------------------------
Net cash inflow (outflow)                     (697)            (229)       1,013            1,898                    -    1,985
                                       =========================================================================================

Financing                                     (696)            (260)       1,015            1,768                    -    1,827

Management of liquid resources                   -                -            -             (146)                   -     (146)

Increase (decrease) in cash                     (1)              31           (2)             276                    -      304
                                        ----------------------------------------------------------------------------------------
                                              (697)            (229)       1,013            1,898                    -    1,985
                                        ========================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                          43              370        4,650            9,333                 (964)  13,432

Net cash provided by (used in)
  investing activities                        (740)            (598)         (43)          (6,397)                 (57)  (7,835)

Net cash provided by (used in)
  financing activities                         696              260       (4,609)          (2,806)               1,021   (5,438)

Currency translation differences
 relating to  cash and cash equivalents          -                -            -              (33)                   -      (33)
                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash
and cash equivalents                            (1)              32           (2)              97                    -      126

Cash and cash equivalents at
beginning of period                             (2)             (32)           2            1,863                    -    1,831

                                        ---------------------------------------------------------------------------------------
Cash and cash equivalents at
end of period                                   (3)               -            -            1,960                    -    1,957
                                        =======================================================================================

                           BP p.l.c. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - concluded


18.Condensed consolidating information - concluded

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
Cash flow statement (concluded)         BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Nine months ended September 30, 2000

Net cash inflow (outflow) from                (120)           1,486       10,345            9,010               (6,084)  14,637
  operating activities

Dividends from joint ventures                    -                -            -              645                    -      645

Dividends from associated undertakings           -                -            -              274                    -      274

Dividends from subsidiaries                    463                -           18                -                 (481)       -

Net cash inflow (outflow) from servicing
  of finance and returns on investments         (2)               -          293             (974)                 136     (547)

Tax (paid) refund                               44             (736)           7           (3,514)                   -   (4,199)

Net cash inflow (outflow) for capital
  expenditure and financial investment           -              (387)        (49)          (3,864)                   -   (4,300)

Net cash inflow (outflow) for acquisitions
  and disposals                                 13                23      (5,948)           2,076                5,948    2,112

Equity dividends paid                            -                 -      (3,232)            (481)                 481   (3,232)
                                        ---------------------------------------------------------------------------------------

Net cash inflow (outflow)                      398               386       1,434            3,172                    -    5,390
                                       ========================================================================================
Financing                                      396               384       1,437            2,255                    -    4,472

Management of liquid resources                   -                 -           -              610                    -      610

Increase (decrease) in cash                      2                 2          (3)             307                    -      308
                                       ----------------------------------------------------------------------------------------
                                               398               386       1,434            3,172                    -    5,390
                                       ========================================================================================

The consolidated statement of cash flows presented in accordance with SFAS 95 is as follows:

                                            Issuer           Issuer     Guarantor
                                        -----------------------------------------
                                                                 BP                                       Eliminations
                                        BP America      Exploration                         Other                  and       BP
                                               Inc.    (Alaska) Inc.    BP p.l.c.    subsidiaries    reclassifications    Group
                                        ---------------------------------------------------------------------------------------
                                                                             ($ million)
Net cash provided by (used in)
  operating activities                         384              750       10,662            5,537               (6,330)  11,003

Net cash provided by (used in)
  investing activities                          14             (364)      (5,996)          (1,788)                5,869  (2,265)

Net cash provided by (used in)
  financing activities                        (396)            (384)      (4,669)          (2,736)                  461  (7,724)

Currency translation differences
  relating to cash and cash equivalents          -                 -           -                 -                    -       -
                                        ---------------------------------------------------------------------------------------
Increase (decrease) in cash
  and cash equivalents                           2                 2          (3)            1,013                    -   1,014

Cash and cash equivalents at
  beginning of period                           (3)              (18)          3             1,473                    -   1,455
                                        ----------------------------------------------------------------------------------------
Cash and cash equivalents at
  end of period                                 (1)              (16)          -             2,486                    -   2,469
                                        ========================================================================================

                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)





Dated: November 21, 2001

                                                   ........................
                                                   D. J. PEARL
                                                   Deputy Company Secretary